Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

EPIQ SYSTEMS HOLDINGS, LLC,

EPIQ SYSTEMS, INC.
(solely for purposes of Articles V and IX
and Sections 2.2(c), 6.1, 6.2, 6.6(a), 7.10, 8.1, 8.2, 8.4 and 8.5),

DE NOVO LEGAL LLC,

and

THE SELLERS NAMED HEREIN,

and

THE SELLER GUARANTORS NAMED HEREIN

and

ROBERT J. SINGER, in his capacity as Seller Representative hereunder dated as of

December 28, 2011

i

EXHIBITS

Exhibit A	Membership Interests
Exhibit B	Form of Assignment Agreement
Exhibit C	Form of Employment Agreements
Exhibit D	Form of Beneficiary Agreements
Exhibit E	Financial Statements
Exhibit F	Form of Public Announcement
Exhibit G	Form of Seller Opinion
Exhibit H	Form of FIRPTA Certificate
Exhibit I	Seller Pro Rata Allocation

SCHEDULES

Schedule 1.1A	Company Customers
Schedule 1.1B	Dataroom Index
Schedule 1.1C	Purchaser Group Business Definition
Schedule 1.1D	[Intentionally omitted]
Schedule 1.1E	Book Value of Capitalized Lease Obligations
Schedule 2.3	Calculation of Earn-Out Payments
Schedule 3.2	Side Letter Counterparties
Schedule 3.2(c)	Consents
Schedule 6.1	Restricted Persons
Schedule 6.3(e)	Individuals to Execute Employment Agreements

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of December 28, 2011, is entered into by and among Epiq Systems Holdings, LLC, a Delaware limited liability company (“Purchaser”), Epiq Systems, Inc., a Missouri corporation, solely for purposes of Articles V and IX and Sections 2.2(c), 6.1, 6.2, 6.6(a),  7.10, 8.1, 8.2, 8.4 and 8.5 (the “Parent”), De Novo Legal LLC, a Delaware limited liability company (“De Novo”), the Seller Guarantors, as defined herein, Robert J. Singer in his capacity as Seller Representative hereunder (as further described in Section 9.14, the “Seller Representative”), and each of the persons identified as a Seller on Exhibit A (individually a “Seller” and collectively the “Sellers”).

RECITALS

WHEREAS, De Novo Legal Electronic Discovery, LLC, a Delaware limited liability company (“DNED”) and De Novo Legal Limited, a private limited company registered in England and Wales (company number 07543713) (“DN London” and, together with DNED, the “Company Subsidiaries” and each, a “Company Subsidiary”) are subsidiaries of De Novo (sometimes referred to herein, together with each Company Subsidiary, as the “Company”);

WHEREAS, the Company is engaged in the business of providing document review, legal staffing and placement services and e-discovery products and services to its customers (collectively, the “Business”);

WHEREAS, 100% of the membership, voting and/or other equity interests (including profit sharing interests and partner interests) in De Novo are owned by certain of the Sellers, as set forth on Exhibit A (the “De Novo Membership Interests”);

WHEREAS, De Novo and Michael McDonald collectively own 100% of the membership, voting and/or other equity interests (including profit sharing interests and partner interests) of DNED, as set forth on Exhibit A (“DNED Membership Interests” and, together with the De Novo Membership Interests, the “Membership Interests”); and

WHEREAS, the Sellers wish to sell, and Purchaser wishes to purchase, the Membership Interests, on the terms and subject to the conditions set forth in this Agreement (as hereinafter defined).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1            Definitions.

For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

“AAA” shall have the meaning set forth in Section 9.9.

“Adjustment Deliveries” shall have the meaning set forth in Section 2.4(a).

“Adjustment Dispute Notice” shall have the meaning set forth in Section 2.4(b).

“Affiliate” of a Person shall mean a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

“Agreement” shall mean this Membership Interest Purchase Agreement, together with the Exhibits and Schedules hereto and the Disclosure Schedule.

“Allocation Schedule” shall have the meaning set forth in Section 7.7(a).

“Ancillary Agreements” shall mean the Assignment Agreements, the Beneficiary Agreements, the Employment Agreements and the side letters to be delivered pursuant to Section 3.2(s).

“Assignment Agreements” shall mean the assignment of limited liability company interest between Purchaser and each of the Sellers, substantially in the form of Exhibit B.

“Balance Sheet” shall mean the balance sheet of De Novo and its consolidated Subsidiaries, dated September 30, 2011, included in the Financial Statements.

“Bankruptcy Exceptions” shall have the meaning set forth in Section 4.2(a).

“Basket” shall have the meaning set forth in Section 8.2(b)(i).

“Beneficiary Agreements” shall mean the agreements to be executed by each Restricted Person who is not a Seller, substantially in the form of Exhibit D.

“Broker Agreements” shall mean, collectively, (i) that certain letter agreement, dated October 6, 2011, between Kenyon Group, Inc. and De Novo and (ii) that certain letter agreement, dated July 12, 2010, between Peter J. Solomon Company L.P. and/or its affiliate Peter J. Solomon Securities Company, LLC (collectively, “PJSC”) and De Novo, as amended by that certain letter agreement, dated October 4, 2011, between PJSC and De Novo.

“Business” shall have the meaning set forth in the Recitals.

“Business Day” shall mean a day other than Saturday, Sunday or any other day on which banks located in the State of New York are authorized or obligated to close.

“Capitalized Lease Obligations” shall mean those capitalized lease obligations required to be identified on Schedule 4.10(a) of the Disclosure Schedule.

“Claim Notice” shall have the meaning set forth in Section 8.4(a).

“Closing” shall have the meaning set forth in Section 3.1.

“Closing Date” shall have the meaning set forth in Section 3.1.

“Closing Consideration” shall have the meaning set forth in Section 2.2(a)(i).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Recitals.

“Company 401(k) Plan” shall have the meaning set forth in Section 4.19(a).

“Company Assets” shall mean all of the assets, rights, properties, Owned IP, Current Assets, rights to Licensed IP, goodwill and business of every kind and description and wherever located, whether tangible or intangible, real, intellectual, personal or mixed, directly or indirectly owned by the Company or to which the Company is directly or indirectly entitled, and, in any case, belonging to or used or intended to be used in the Business and/or by the Company.

“Company Customers” shall mean those customers of the Company listed on Schedule 1.1A.

“Company IP Agreements” shall mean any or all of the following: (i) Licenses (as defined herein) (A) granted by the Company to any third parties or (B) granted by any third parties to the Company; (ii) agreements between the Company and third parties relating to the development or use of IP; and (iii) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Owned IP or Licensed IP.

“Company Manager” shall mean the duly appointed managing member of De Novo as of the Closing Date.

“Company Subsidiary(ies)” shall have the meaning set forth in the Recitals.

“Confidentiality Agreement” shall mean, collectively (i) that certain letter agreement, dated October 20, 2011, between De Novo and the Purchaser and (ii) that certain Mutual Non-Disclosure Agreement, dated December 2, 2011, between Parent, De Novo, Kenyon Group, Inc., and certain of the Sellers.

“Copyrights” shall mean U.S. and non U.S. registered and unregistered copyrights in works (including those in computer software and databases), and all rights under copyright therein including economic and moral rights now in existence or later created (including renewals and extensions thereof, reverted copyrights and rights of copyright reversion therein, all applications and registration materials therefor, and all accrued causes of action related thereto), as well as all other state or common law rights therein or related thereto, and all registrations and applications to register the same.

“Current Assets” shall mean those current assets of the Company (on a consolidated basis), consisting of accounts receivables (without reserve for bad debts and not subject to any time period for collection), unbilled accounts receivable, prepaid assets, prepaid expenses and prepaid insurance, in each case determined in accordance with GAAP applied on a consistent basis.  For the avoidance of doubt, deferred Tax assets and partner advances due from partners, employee advances and cash and cash equivalents shall not be included in Current Assets.

“Current Liabilities” shall mean those current liabilities of the Company (on a consolidated basis), consisting of accounts payable, transit and parking, 401(k) withholding, New York disability — payroll, accrued bonus, office bonus, accrued payroll (including prorated pre-Closing portion of bonuses and commissions, if any), accrued payroll tax, PTO accrual, payroll liabilities, accrued expenses — other, in each case determined in accordance with GAAP applied on a consistent basis.  For the avoidance of doubt, deferred Tax liabilities, income Taxes payable, accrued Tax, Indebtedness as of the Closing Date, and all liabilities relating to the Transaction (including any Unpaid Transaction Payments) shall not be included in Current Liabilities.

“Customer Defect” shall have the meaning set forth in Section 4.15(c).

“Customer Limitation” shall have the meaning set forth in Section 8.2(b)(ii).

“Dataroom” means that certain virtual data room for “Project Bloom” hosted by Intralinks, Inc. as of the Closing, the index of which is attached as Schedule 1.1B.

“Deferred Cash Consideration” shall have the meaning set forth in Section 2.6(a).

“De Novo Membership Interests” shall have the meaning set forth in the Recitals.

“Disclosure Schedule” shall mean the disclosure schedule of even date herewith prepared by the Sellers and De Novo and delivered to Purchaser simultaneously with the execution hereof.

“DNED” shall have the meaning set forth in the Recitals.

“DNED Membership Interests” shall have the meaning set forth in the Recitals.

“DN London” shall have the meaning set forth in the Recitals.

“E&O Tail Policy” shall have the meaning set forth in Section 3.2(v).

“Earn-Out Payments” shall mean the amounts, if any, earned at the end of each of (i) the First Earn-Out Period and (ii) the Second Earn-Out Period, each in accordance with Section 2.3 and calculated as set forth on Schedule 2.3; provided, however, the aggregate amount of all

Earn-Out Payments shall not exceed Thirty Three Million, Six Hundred Thousand Dollars and No Cents ($33,600,000.00).

“Earn-Out Period” shall have the meaning set forth in Section 2.3(a).

“Earn-Out Statement” shall mean the First Earn-Out Statement or the Second Earn-Out Statement, as applicable.

“Earn-Out Statement Dispute Notice” shall have the meaning set forth in Section 2.3(b).

“Employment Agreements” shall mean the employment agreements entered into as of the Closing Date by and between De Novo and each of the individuals listed on Schedule 6.3(e), substantially in the form of Exhibit C.

“Encumbrances” shall mean any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.

“Excess Amount” shall have the meaning set forth in Section 8.2(c).

“Exempt Claims” shall mean any claims for indemnity made by any Purchaser Indemnified Party (i) relating to a breach of any representations and/or warranties set forth in: Section 4.1 [Membership Interests; Capitalization]; Section 4.2 [Authorization; Validity of Agreement]; Section 4.4 [Organization; Qualification]; Section 4.20 [Tax Matters]; and Section 4.24 [Brokers or Finders]; (ii) arising out of, relating to, or in connection with any Transaction Payment; (iii) under Section 8.2(a)(iii) [Relating to Existing Litigation] and under Section 8.2(a)(v) [Failure to Obtain Consents].

“Existing Litigation” shall mean any action, suit, inquiry, proceeding or investigation by or before any court, tribunal (including in arbitration or mediation), governmental or other regulatory or administrative agency or commission required to be disclosed on Schedule 4.17 of the Disclosure Schedule.

“Expenses” shall mean any and all reasonable fees, costs, and expenses incurred in connection with investigating, defending or asserting any claim, action, investigation, inquiry, suit or proceeding incident to any matter indemnified against hereunder (including court filing fees, court costs, arbitration fees or costs, witness fees, and reasonable and actual fees and disbursements of legal counsel, investigators, expert witnesses, accountants and other professionals).

“Financial Statements” shall mean the financial statements set forth in Exhibit E hereto, consisting of: (i) the audited consolidated balance sheets of De Novo and its consolidated Subsidiaries as at December 31 in each of the years 2009 and 2010, together with consolidated statements of income, members’ equity, other comprehensive income (if applicable) and cash flows for each of the years then ended; and (ii) an unaudited consolidated balance sheet of De Novo and its consolidated Subsidiaries as at September 30, 2011, and consolidated statements of income, members’ equity, other comprehensive income (if applicable) and cash flows for the year to date period then ended, in all cases prepared in accordance with GAAP applied on a consistent basis during the periods involved.

“First Earn-Out Period” shall have the meaning set forth on Schedule 2.3.

“First Earn-Out Statement” shall have the meaning set forth on Schedule 2.3.

“GAAP” shall mean United States generally accepted accounting principals as in effect as of the relevant date.

“Governmental Entity” shall mean a court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” shall mean any or all of the following: (i) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the Ordinary Course of Business and payable in accordance with customary practices); (ii) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument; (iii) all obligations under Capitalized Lease Obligations in the amounts set forth on Schedule 1.1E; (iv) all obligations in respect of acceptances issued or created; (v) all Liabilities secured by any lien on any property; (vi) income Taxes payable; and (vii) all guaranty obligations.

“Indemnification Survival Period” shall have the meaning set forth in Section 8.5(a).

“Indemnified Party” shall have the meaning set forth in Section 8.4(a).

“Indemnitor” shall have the meaning set forth in Section 8.4(a).

“Independent Firm” shall mean a Public Company Accounting Oversight Board registered accounting firm that is, at the time of such submission, independent of the Sellers, the Company, Parent and Purchaser, to be jointly selected by Purchaser and the Seller Representative in the event that a dispute arises under this Agreement; provided, however, that if Purchaser and the Seller Representative cannot agree upon the Independent Firm within fifteen (15) days following Purchaser’s receipt of the Earn-Out Statement Dispute Notice or Adjustment Dispute Notice, as applicable, the Independent Firm shall be the New York (Manhattan) office of PricewaterhouseCoopers LLP.

“IP” shall mean any or all of the following: (i) Trademarks; (ii) Patents; (iii) Copyrights; (iv) Trade Secrets; (v) Licenses; (vi) Software; and (v) all inventions and improvements thereof and formulae and processes comprising any of the foregoing.

“Knowledge” shall mean, in the case of any of the Company, any Seller or any Seller Guarantor, the actual knowledge after reasonable inquiry (including inquiries of each such person’s direct reports) of each of Edward J. Burke, Michael McDonald, Brad Scott and Robert J. Singer.

“Law” shall mean any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule (including any rules, laws and/or regulations regarding discovery or records retention), code, order, requirement or rule of law (including common law).

“Liability” or “Liabilities” shall mean debts, liabilities, claims, security interests, Encumbrances (other than Permitted Encumbrances), demands, expenses, commitments and obligations (whether accrued, unaccrued, absolute, known or unknown, disclosed or undisclosed, fixed or contingent, asserted or unasserted, liquidated or unliquidated).

“Licensed IP” shall mean IP licensed to the Company.

“Licenses” shall mean all licenses and agreements pursuant to which the Company has acquired any right, title or interest in or rights to use any IP, or licenses and agreements pursuant to which the Company has licensed or transferred any right, title or interest in or the right to use any IP.

“Limitation” has the meaning set forth in Section 8.2(b)(ii).

“Losses” shall mean any and all losses, costs, claims, assessments, obligations, liabilities, settlement payments, interest, other carrying costs, diminution in value, awards, judgments, fines, penalties, damages, Expenses, deficiencies or other charges.

“Made Available” shall mean, with respect to any contract, agreement, document, information or other item, that a true, correct and complete copy of such contract, agreement, document, information or other item has been uploaded to the Dataroom and is available for viewing by Purchaser.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is or could reasonably be expected to become, individually or in the aggregate, materially adverse to the  business, results of operations, financial condition or assets of De Novo and the Company  Subsidiaries (taken as a whole); provided, however, that “Material Adverse Effect” shall not include any event, occurrence or change directly or indirectly arising out of or attributable to (i) any events, occurrences, conditions or changes in the United States economy or financial market in general that do not disproportionately affect the Company, the Business, the results of operations or financial condition of the Company or the Company Assets; (ii) any event, occurrence, condition or change resulting from an action required or permitted by this Agreement; or (iii) conditions caused by acts of terrorism or war (whether or not declared).

“Material Contracts” shall have the meaning set forth in Section 4.14(a).

“Membership Interests” shall have the meaning set forth in the Recitals.

“Net Cash Deficit” shall mean the absolute amount, if any, by which the net book cash balance of the Company (on a consolidated basis) as of the Closing Date, as set forth in the Net Cash Schedule as finally determined pursuant to Section 2.4, is less than the net book cash balance of the Company (on a consolidated basis) used to calculate the Net Closing Consideration paid by Purchaser at the Closing.

“Net Cash Schedule” shall mean a statement of the net book cash balance of the Company (on a consolidated basis) as of the close of business on the Closing Date and determined in accordance with GAAP on a consistent basis.  For the avoidance of doubt, the Company’s net book cash balance shall include the JP Morgan Chase — Operating and JP Morgan Chase — Payroll accounts.

“Net Cash Surplus” shall mean the absolute amount, if any, by which the net book cash balance of the Company (on a consolidated basis) as of the Closing, as set forth in the Net Cash Schedule as finally determined pursuant to Section 2.4, is greater than the net book cash balance of the Company (on a consolidated basis) used to calculate the Net Closing Consideration paid by Purchaser at the Closing.

“Net Closing Consideration” shall have the meaning set forth in Section 2.2(a)(i).

“Net Working Capital” shall mean Current Assets minus Current Liabilities.

“Operating Agreements” shall mean, collectively, the Amended and Restated Limited Liability Company Operating Agreement of De Novo Legal LLC, dated as of July 18, 2005, as amended, and the Amended and Restated Limited Liability Company Operating Agreement of De Novo Legal Electronic Discovery, LLC, dated as of September 1, 2007, as amended, in each case, together with all schedules, annexes and memorandums of understanding related thereto.

“Ordinary Course of Business” shall mean the ordinary day-to-day conduct of the Business consistent with past practice.

“Owned IP” shall mean IP owned by the Company.

“Parent” shall have the meaning set forth in the preamble to this Agreement.

“Party” or “Parties” shall mean individually and collectively each of the Sellers, Seller Guarantors, the Seller Representative, De Novo, Parent (solely for the purposes set forth in the preamble to this Agreement) and Purchaser.

“Patents” shall mean issued U.S. and foreign patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extension thereof, any counterparts to issued patents and pending patent applications claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and like statutory rights.

“Person” shall mean a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Property Leases” shall mean the leases relating to personal property leased by the Company, as described in Schedule 4.12(b) of the Disclosure Schedule.

“Permits” shall mean permits, certificates, licenses, filings, approvals and other authorizations of any Governmental Entity.

“Permitted Encumbrances” shall mean (i) statutory liens or landlords’, carriers’, warehousemen’s, mechanics’, suppliers’, materialmen’s, repairmen’s liens or other like Encumbrances arising in the Ordinary Course of Business with respect to amounts not yet overdue; (ii) Encumbrances for Taxes not yet due and payable; and (iii) Encumbrances incurred on deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance or other forms of governmental insurance or benefits in connection with which the Company is required to deposit funds.

“Plans” shall mean any or all of the following: (i) deferred compensation and each incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; (ii) severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA); (iii) profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); (iv) employment, termination or severance agreement; and (v) other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or by any ERISA Affiliate, or to which the Company or any ERISA Affiliate is party, whether written or oral, for the benefit of any owner, member, manager, officer, director, employee or former employee of the Company.

“Post-Closing Tax Period” shall mean any taxable year or period ending after the Closing Date and, in the case of any Straddle Period, the portion of such year or period commencing on the day after the Closing Date.

“Pre-Closing Tax Period” shall mean any taxable year or period ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such year or period ending on the Closing Date.

“Pre-Earn Out Customer Limit” shall have the meaning set forth in Section 8.2(b)(ii).

“Pre-Earn Out Limit” shall have the meaning set forth in Section 8.2(b)(ii).

“Pro Rata Allocation” shall mean, as to each Seller, such Seller’s share of any payment due such Seller hereunder, as calculated in accordance with the calculations set forth on Exhibit I.

“Purchaser” shall have the meaning set forth in the preamble to this Agreement.

“Purchaser Group Business” shall have the meaning set forth on Schedule 1.1C.

“Purchaser Indemnified Parties” shall have the meaning set forth in Section 7.3(a).

“Purchaser Obligations” shall have the meaning set forth in Section 6.6.

“Qualifying Revenue” shall have the meaning set forth on Schedule 2.3.

“Real Property Leases” shall have the meaning set forth in Section 4.12(b).

“Related Restricted Person” shall mean, with respect to each Seller, those Restricted Persons listed opposite such Seller’s name on Schedule 6.1.

“Representatives” shall mean, with respect to any Person, such Person’s directors, legal representatives, officers, employees, legal counsel, financial advisors, accountants, agents and other authorized representatives; provided that “Representatives” shall not include any Seller (other than the Seller Representative which is a “Representative” of the “Sellers”) or any Restricted Person.

“Restricted Period” shall have the meaning set forth in Section 6.1(a).

“Restricted Persons” shall have the meaning set forth in Section 6.1(a).

“Second Earn-Out Period” shall have the meaning set forth on Schedule 2.3.

“Second Earn-Out Statement” shall have the meaning set forth on Schedule 2.3.

“Seller” and “Sellers” shall have the meanings set forth in the preamble to this Agreement.

“Seller Account” shall mean a single bank account located in the United States designated in writing by the Seller Representative to Purchaser no less than two (2) Business Days prior to when any payment is due under this Agreement, with such payments to be allocated among the Sellers by the Seller Representative in accordance with the Seller Representative Agreement.

“Seller Guarantors” shall mean: each of (i) Robert A. Kindler and (ii) Mitchell Slater.

“Seller Obligations” shall have the meaning set forth in Section 6.6(b).

“Seller Representative” shall have the meaning set forth in the preamble to this Agreement.

“Software” shall mean all software, including computer software, programs, scripts, systems, modules, databases, and related data in any form, including Internet web sites, web content and links, source code, executable code, object code, operating systems and specifications, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms and data formats, all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations.

“Straddle Period” shall mean any taxable year or period commencing on or before, and ending after, the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which: (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors, Managers, or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries; or (ii) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership).  For the avoidance of doubt, each Company Subsidiary is a Subsidiary of De Novo.

“Target Working Capital” shall mean $12,000,000.00.

“Tax” or “Taxes” shall mean all taxes, duties, levies, penalties or other assessments imposed by any federal, state, local or foreign governmental authority, including income, gross receipts, excise, personal and real property (including leaseholds and interests in leaseholds), sales, gain, use, license, custom duty, unemployment, capital stock, membership interest, transfer, franchise, payroll, withholding, social security, minimum estimated, profit, gift, severance, value added, disability, premium, recapture, credit, occupation, service, leasing, employment, self-employment, stamp and other taxes, and shall include interest, penalties or additions attributable thereto or attributable to any failure to comply with any requirement regarding Tax Returns.

“Tax Claim” shall have the meaning set forth in Section 7.9(a).

“Tax Return” shall mean any return (including returns in respect of estimated Taxes), report, information return, statement, declaration or other document (including any related or supporting information) filed or required to be filed with any United States federal, state, local or foreign Governmental Entity in connection with any determination, assessment or collection of any Tax or other administration of any Laws or administrative requirements (collectively “returns”) and any amendments to such returns.

“Third Party” shall mean any Person other than the Company, Purchaser, Parent, any of the Sellers, any of the Seller Guarantors, the Seller Representative or any of the Affiliates of any of the foregoing.

“Third Party Claim” shall have the meaning set forth in Section 8.4(c).

“Total Purchase Price” shall mean the (i) sum of (x) the Net Closing Consideration; plus (y) any Earn-Out Payments earned and paid to the Seller Account hereunder; plus (z) any Deferred Cash Consideration paid to the Seller Account hereunder; (ii) plus the Working Capital Surplus, if any, or less the Working Capital Deficit, if any; (iii) plus the Net Cash Surplus, if any or less the Net Cash Deficit, if any; (iv) plus the Unpaid Indebtedness Deficit, if any or less the Unpaid Indebtedness Surplus; and (v) plus the Unpaid Transaction Payment Deficit, if any or less the Unpaid Transaction Payment Surplus, if any.

“Trade Secrets” shall mean trade secrets, formulae, processes, inventions, know-how and other confidential or proprietary technical, business and other information, including manufacturing and production processes and techniques, research and development information, technology, drawings, specifications, designs, plans, proposals, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans, customer and supplier lists and information, and all rights in any jurisdiction to limit the use or disclosure thereof.

“Trademarks” shall mean service marks, service mark registrations and renewals thereof, service mark rights, trademarks, unregistered trademarks, trademark registrations, trademark rights and renewals thereof, trade names, trade name rights, trade dress, logos, corporate names, URL addresses, domain names and symbols, slogans and other indicia of source or origin, including the goodwill of the business symbolized thereby or associated therewith, common law rights thereto, registrations and applications for registration thereof throughout the world, all rights therein provided by international treaties and conventions, and all other rights associated therewith.

“Transaction” shall mean all the transactions provided for or contemplated by this Agreement and the Ancillary Agreements.

“Transaction Payments” shall mean all cash bonus, retention, incentive and/or change in control payments, which may be paid (if payable) at and/or after the Closing directly to certain employees of the Company solely (i) by the Sellers, and not by any Purchaser Indemnified Party or the Company, and (ii) as a result of the Transaction (including any change in control payments), each such payment amount, recipient, and certain performance and/or eligibility criteria as set forth on Schedule 4.19(e) to the Disclosure Schedule.

“Transfer Tax” shall mean any real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax or other similar Tax imposed on the Transaction.

“Unpaid Indebtedness” shall mean any Indebtedness of the Company that remains unpaid as of the Closing.

“Unpaid Indebtedness Deficit” shall mean the absolute amount, if any, by which the Unpaid Indebtedness amount, as set forth in the Adjustment Deliveries as finally determined pursuant to Section 2.4, is less than the Unpaid Indebtedness amount used to calculate the Net Closing Consideration paid by Purchaser at Closing.

“Unpaid Indebtedness Surplus” shall mean the absolute amount, if any, by which the Unpaid Indebtedness amount, as set forth in the Adjustment Deliveries as finally determined pursuant to Section 2.4, is greater than the Unpaid Indebtedness amount used to calculate the Net Closing Consideration paid by Purchaser at Closing.

“Unpaid Transaction Payments” shall mean those Transaction Payments, or any portion thereof, that are intended to be paid in connection with the consummation of the Transaction (vs. any Transaction Payments intended to be paid post-Closing in connection with Earn-Out Payments, if any, or otherwise) that remain unpaid as of the Closing.

“Unpaid Transaction Payments Deficit” shall mean the absolute amount, if any, by which the amount of Unpaid Transaction Payments, as set forth in the Adjustment Deliveries as finally determined pursuant to Section 2.4, is less than the amount of Unpaid Transaction Payments used to calculate the Net Closing Consideration paid by Purchaser at Closing.

“Unpaid Transaction Payments Surplus” shall mean the absolute amount, if any, by which the amount of Unpaid Transaction Payments, as set forth in the Adjustment Deliveries as finally determined pursuant to Section 2.4, is greater than the amount of Unpaid Transaction Payments used to calculate the Net Closing Consideration paid by Purchaser at Closing.

“Voting Debt” shall mean indebtedness having general voting rights or debt convertible into securities having such rights.

“Working Capital Deficit” shall mean the absolute amount, if any, by which the Net Working Capital as set forth in the Working Capital Schedule is less than the Target Working Capital.

“Working Capital Schedule” shall mean a statement of the Net Working Capital, including reasonable detail regarding the Current Assets and the Current Liabilities, as of the Closing which shall be calculated in accordance with GAAP applied on a consistent basis.  For the avoidance of doubt, the following items shall be excluded from the calculation of the Net Working Capital and the Sellers retain sole accountability for or benefit of such items: (i) Indebtedness as of the Closing Date; (ii) deferred Tax assets as of the Closing; (iii) deferred Tax liabilities, income Taxes payable and accrued Tax as of the Closing; (iv) all liabilities relating to the Transaction (including any Unpaid Transaction Payments); and (v) all cash and cash equivalents.

“Working Capital Surplus” shall mean the absolute amount, if any, by which the Net Working Capital as set forth in the Working Capital Schedule is greater than the Target Working Capital.

Section 1.2            Interpretation.

When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(a)   Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)   The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(c)   The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(d)   A reference to any Party to this Agreement or any other agreement or document shall include such Party’s successors and permitted assigns, if any.

(e)   A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(f)   All references herein to dollars (denoted by the symbol $) shall mean U.S. Dollars, unless expressly stated otherwise.

ARTICLE II

PURCHASE AND SALE OF MEMBERSHIP INTERESTS

Section 2.1            Sale and Transfer of Membership Interests.

Upon the terms and subject to the conditions of this Agreement, at the Closing, each Seller shall sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to Purchaser, and Purchaser shall purchase from such Seller, all of the Membership Interests held by such Seller, free and clear of any and all Encumbrances.

Section 2.2            Consideration.

(a)   (a) Subject to the terms and conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to Purchaser of the Membership Interests, Purchaser shall pay the following consideration, which shall be payable in accordance with Section 2.2(b) or Section 3.3, as applicable:

(i)    an aggregate amount equal to the “Net Closing Consideration”, which is the result of the following clauses (1) through (4): (1) Sixty-Nine Million, Two Hundred Thousand Dollars and No Cents ($69,200,000.00) (the “Closing Consideration”); (2) plus the combined net book cash balance of the Company (on a consolidated basis and as determined in accordance with GAAP) as of the Closing; (3) less the Unpaid Indebtedness; and (4) less an amount equal to all Unpaid Transaction Payments (including the employer portion of any related payroll Taxes), (5) as such amount may be adjusted in accordance with Section 2.4;

(ii)   Earn-Out Payments earned and required to be paid, if any, pursuant to Section 2.3; provided that the total of any Earn-Out Payment paid shall not exceed Thirty-Three Million, Six Hundred Thousand Dollars and No Cents ($33,600,000.00);

provided further that any such Earn-Out Payment shall be subject to set-off as provided in Section 8.2(d); and

(iii)  amounts required to be paid, if any, pursuant to Section 2.6 to Sellers from the Deferred Cash Consideration; provided that the total of any Deferred Cash Consideration paid shall not exceed Five Million Dollars and No Cents ($5,000,000.00), plus any interest earned thereon pursuant to the terms hereof; provided further that any such Deferred Cash Consideration shall be subject to deduction as provided in Section 8.2(d).

(b)   Amounts required to be paid by the Purchaser to the Sellers as described in Section 2.2(a) shall be paid as follows:

(i)    the Net Closing Consideration shall be paid upon the Closing by wire transfer of immediately available funds to the Seller Account;

(ii)   the Working Capital Surplus (if any), the Net Cash Surplus (if any), the Unpaid Indebtedness Deficit (if any) and the Unpaid Transaction Payments Deficit (if any) shall be paid by wire transfer of immediately available funds to the Seller Account if and when due pursuant to Section 2.4;

(iii)  any Earn-Out Payments shall be paid by wire transfer of immediately available funds to the Seller Account if and when earned and payable pursuant to Section 2.3; and

(iv)  any Deferred Cash Consideration payable to the Sellers pursuant to Section 2.6 shall be paid by wire transfer of immediately available funds to the Seller Account when due pursuant to Section 2.6.

(c)   Each Seller (i) hereby acknowledges and agrees that the payment of any amount due from Purchaser to the Sellers hereunder shall be made by deposit of such amount into the Seller Account and (ii) upon and after the timely deposit in full by Purchaser of any such amount, such Seller forever releases and discharges Purchaser and Parent from any liability whatsoever arising as a result of or in connection with the payment of such amount by deposit into the Seller Account.  Further, each Seller (y) hereby acknowledges and agrees that (1) such Seller’s Pro Rata Allocation of any amount deposited or held in the Seller Account shall be calculated in accordance with the calculations set forth on Exhibit I (which calculations are not in accordance with the Sellers’ equity/interest ownership percentages set forth on Exhibit A) and (2) for any disbursement from the Seller Account, the calculation of all the Sellers’ Pro Rata Allocation of such disbursement, and the distribution thereof, shall each be the sole responsibility of the Seller Representative and (z) forever releases and discharges Purchaser and Parent from any liability whatsoever arising as a result of or in connection with (1) the calculation of the amount of any distribution to such Seller from any funds deposited or held in the Seller Account and (2) any failure of or delay by the Seller Representative or other Person in distributing to such Seller his, her or its share of funds deposited or held in the Seller Account.

(d)   Seller Representative shall have delivered prior to the closing, a certificate, in form and substance reasonably acceptable to Purchaser and duly executed on behalf of De Novo by its chief executive officer, setting forth in reasonable detail (including the individual components thereof) such officer’s good faith estimate of: (i) the combined net book cash balance of the Company (on a consolidated basis and as determined in accordance with GAAP applied on a consistent basis); (ii) the aggregate amount of all Unpaid Indebtedness; (iii) the aggregate amount of the Unpaid Transaction Payments (including the employer portion of any related payroll Taxes), in each case as of the Closing; and (iv) using the amounts described in the foregoing clauses (i) — (iii), the calculation of the Net Closing Consideration.  Such certificate shall also include (1) the amount of the unpaid Transaction Payments to be delivered to De Novo pursuant to section 3.3(c) (and wire transfer instructions for the applicable De Novo account into which such amount should be deposited) and (2) the net amount to be delivered to the Seller Account pursuant to section 3.3(a) (and wire transfer instructions for the Seller Account).

Section 2.3            Earn-Out Opportunity.

(a)   Earn-Out Statement Delivery.  Within thirty (30) days following the end of each of the (i) First Earn-Out Period and (ii) Second Earn-Out Period (each, an “Earn-Out Period”), Purchaser shall deliver to the Seller Representative the applicable Earn-Out Statement.

(b)   Earn-Out Dispute Resolution.  From and after delivery of the Earn-Out Statement, Purchaser shall provide the Seller Representative (on behalf of the Sellers) and its independent accounting firm (including tax accountants) reasonable access, upon reasonable advance notice, to the records, accountants and other relevant personnel of Purchaser and its Affiliates, and Purchaser shall, and shall cause such accountants and other personnel, to:  (i) cooperate in all reasonable respects with Seller Representative and its independent accounting firm (including tax accountants) in connection with their review of the Earn-Out Statement and (ii) provide Seller Representative (on behalf of the Sellers) and its independent accounting firm (including tax accountants) reasonable access to accounting records, supporting schedules and other relevant information relating to Purchaser’s preparation of the Earn-Out Statement.

(c)   The Sellers shall have a period of thirty (30) days after the delivery of the Earn-Out Statement for each Earn-Out Period to raise any objections to such Earn-Out Statement by delivering written notice to Purchaser within such thirty-day period (any such notice, an “Earn-Out Statement Dispute Notice”); provided, however, the Sellers shall combine their objections hereunder in one single Earn-Out Statement Dispute Notice, which shall be delivered by the Seller Representative to Purchaser and shall set forth in reasonable detail the basis for the disagreement.  If no such objections are raised or Seller Representative notifies Purchaser within such period that it does not dispute any part of such Earn-Out Statement, such Earn-Out Statement delivered by Purchaser and the Qualifying Revenue set forth therein shall be final and binding on the Parties for the purpose of this Agreement.  If Purchaser receives an Earn-Out Statement Dispute Notice, Purchaser and the Seller Representative shall attempt in good faith to resolve the objections set forth therein, and to finally determine a mutually acceptable Earn-Out Statement.  If Purchaser and the

Seller Representative are unable to resolve the objections within thirty (30) days after Purchaser’s receipt of an Earn-Out Statement Dispute Notice, then the matter shall be referred to the Independent Firm to resolve the disputed items.  The proposed determinations of such Earn-Out Statement by both Purchaser and the Seller Representative and all supporting documentation shall be presented to the Independent Firm at the time of the referral.  The Independent Firm shall make its determination based solely on presentations to the Independent Firm by the Purchaser and the Seller Representative and not by independent review, and written notice thereof shall be given to Purchaser and the Sellers, within thirty (30) days after such referral or as soon as is reasonably practicable.  In making such determination, the Independent Firm shall consider only those items or amounts set forth in the Earn-Out Statement that the Seller Representative has disputed, and the Independent Firm shall not assign a value to any particular item greater than the greatest value for such item claimed by either Purchaser or the Seller Representative or less than the lowest value for such item claimed by either Purchaser or the Seller Representative.  The determination by the Independent Firm shall be final, binding and conclusive upon the Parties hereto.  The scope of such Independent Firm’s engagement (which shall not be an audit) shall be limited to the resolution of the objections contained in such Earn-Out Statement Dispute Notice.  The fees, costs and expenses of the Independent Firm in accordance with this Section 2.3(b) shall be paid by Purchaser, on the one hand, or the Seller Representative (on behalf of the Sellers), on the other hand, in inverse proportion as they may prevail on matters resolved by the Independent Firm, which proportionate allocation shall be determined by the Independent Firm.

(d)   Earn-Out Payment.  Within five (5) days following the date on which the Earn-Out Statement for each Earn-Out Period becomes final and binding in accordance with this Section 2.3(c), Purchaser shall pay the Sellers to the Seller Account an aggregate amount equal to the Earn-Out Payment set forth on such Earn-Out Statement; provided that any such Earn-Out Payment shall be subject to set-off as provided in Section 8.2(d); provided further that if any Seller has breached Section 6.1 or if any of such Seller’s Related Restricted Persons has breached his or her Beneficiary Agreement (which breach has not been cured (if curable), in Purchaser’s sole discretion, prior to the date the Earn-Out Payment is due), such Seller’s portion of any such Earn-Out Payment shall not be earned by or payable to such Seller (and such portion shall not be deposited by Purchaser into the Seller Account).

(e)   Independence; Separate Calculation.  For the avoidance of doubt, (i) achievement of each possible Earn-Out Payment is independent of the other and (ii) each possible Earn-Out Payment is discrete and shall be calculated separately, without regard to the other Earn-Out Payment.

(f)    Assumption of Obligations. From the date hereof until the end of the Second Earn-Out Period, if Purchaser consolidates with or merges into, or sells, assigns or transfers all or substantially all of the assets, or any portion of the equity or business of the Company in a single transaction or series of related transactions, to, any other Person, then Purchaser shall cause such Person to assume all of the obligations of Purchaser hereunder.

Section 2.4            Working Capital, Net Cash and Other Adjustments.

(a)   Within ninety (90) days following the Closing Date, Purchaser shall prepare and deliver to the Seller Representative (i) the Working Capital Schedule and its calculation of the Working Capital Deficit or Working Capital Surplus, if any, based thereon, together with reasonably detailed supporting documentation, based on historical financial reporting used by the Company as of the Closing Date, without regard to any adjustments required by FASB Statement 141(R) now referred to as FASB ASC 805; (ii) the Net Cash Schedule and its calculation of the Net Cash Deficit or Net Cash Surplus, if any, based thereon, together with reasonably detailed supporting documentation; (iii) a schedule of Unpaid Indebtedness as of the Closing Date and its calculation of the Unpaid Indebtedness Deficit or Unpaid Indebtedness Surplus, if any, based thereon, together with reasonably detailed supporting documentation; and (iv) a schedule of Unpaid Transaction Payments as of the Closing Date and its calculation of Unpaid Transaction Payments Deficit or Unpaid Transaction Payments Surplus, if any, based thereon, together with reasonably detailed supporting documentation (collectively, the “Adjustment Deliveries”).

(b)   From and after delivery of the Adjustment Deliveries, Purchaser shall provide the Seller Representative (on behalf of the Sellers) and its independent accounting firm (including tax accountants) reasonable access, upon reasonable advance notice, to the records, accountants and other relevant personnel of Purchaser and its Affiliates, and Purchaser shall, and shall cause such accountants and such personnel, to:  (i) cooperate in all reasonable respects with Seller Representative and its independent accounting firm (including tax accountants) in connection with their review of the Adjustment Deliveries and (ii) provide Seller Representative (on behalf of the Sellers) and its independent accounting firm (including tax accountants) reasonable access to accounting records, supporting schedules and other relevant information relating to Purchaser’s preparation of the Adjustment Deliveries.  The Sellers shall have thirty (30) days following receipt of the Adjustment Deliveries delivered pursuant to Section 2.4(a) during which to notify Purchaser of any dispute of any item contained therein, which notice shall set forth in reasonable detail the basis for such dispute (such notice, an “Adjustment Dispute Notice”); provided, however, the Sellers shall combine their objections hereunder in one single Adjustment Dispute Notice, which shall be delivered by the Seller Representative to Purchaser.  In the event that the Seller Representative does not notify Purchaser of any such dispute within such thirty-day period or notifies Purchaser within such period that it does not dispute any item contained therein, the (i) Working Capital Schedule and Purchaser’s calculation of the Working Capital Deficit or Working Capital Surplus, if any; (ii) the Net Cash Schedule and Purchaser’s calculation of the Net Cash Deficit or Net Cash Surplus, if any; (iii) Purchaser’s calculation of the Unpaid Indebtedness Deficit or Unpaid Indebtedness Surplus, if any; and (iv) Purchaser’s calculation of the Unpaid Transaction Payments Deficit or Unpaid Transaction Payments Surplus, if any, in each case as delivered pursuant to Section 2.4(a) shall be final and binding upon the Parties upon the expiration of such thirty (30) day period (or upon the receipt of the Seller Representative’s notice of no dispute).  If Purchaser receives a Adjustment Dispute Notice, Purchaser and the Seller Representative on behalf of the Sellers shall cooperate in good faith to resolve any such dispute as promptly as possible, and upon such resolution, the Working Capital Schedule, the Net Cash Schedule, the schedule of Unpaid Indebtedness and/or the schedule of Unpaid

Transaction Payments, as applicable, shall be prepared in accordance with the agreement of Purchaser and the Seller Representative.

(c)   In the event Purchaser and the Seller Representative are unable to resolve any dispute regarding the Adjustment Deliveries within thirty (30) days following Purchaser’s receipt of an Adjustment Dispute Notice, the dispute shall be referred to the Independent Firm.  The Independent Firm shall make its determination (based solely on presentations to the Independent Firm by the Purchaser and the Seller Representative and not by independent review) with respect to such dispute within thirty (30) days of its appointment or as soon as is reasonably practicable.  In making such determination, the Independent Firm shall consider only those items or amounts of the Adjustment Deliveries that the Seller Representative has disputed and the Independent Firm shall not assign a value to any particular item greater than the greatest value for such item claimed by either Purchaser or the Seller Representative or less than the lowest value for such item claimed by either Purchaser or the Seller Representative.  The Independent Firm shall act as an arbitrator, and its determination shall be final, binding and conclusive as among the Parties, absent fraud or manifest error.  All fees and expenses of the Independent Firm shall be paid by Purchaser, on the one hand, or the Seller Representative (on behalf of the Sellers), on the other hand, in inverse proportion as they may prevail on matters resolved by the Independent Firm, which proportionate allocation shall be determined by the Independent Firm.

(d)   Within five (5) days following the date on which the Adjustment Deliveries becomes final and binding among the Parties:

(i)    If there is a (y) Working Capital Deficit, the Seller Representative, on behalf of the Sellers, shall pay, or cause to be paid, the amount of such Working Capital Deficit to Purchaser by wire transfer of immediately available funds to an account designated by Purchaser; or (z) Working Capital Surplus, the Purchaser shall pay to the Sellers the amount of such difference by wire transfer of immediately available funds to the Seller Account;

(ii)   If there is a (y) Net Cash Deficit, the Seller Representative, on behalf of the Sellers, shall pay, or cause to be paid, the amount of such Net Cash Deficit to Purchaser by wire transfer of immediately available funds to an account designated by Purchaser; or (z) Net Cash Surplus, the Purchaser shall pay to the Sellers the amount of such difference by wire transfer of immediately available funds to the Seller Account;

(iii)  If there is an (y) Unpaid Indebtedness Surplus, the Seller Representative, on behalf of the Sellers, shall pay, or cause to be paid, the amount of such Unpaid Indebtedness Surplus to Purchaser by wire transfer of immediately available funds to an account designated by Purchaser; or (z) an Unpaid Indebtedness Deficit, the Purchaser shall pay to the Sellers the amount of such difference by wire transfer of immediately available funds to the Seller Account; and/or

(iv)  If there is an (y) Unpaid Transaction Payments Surplus, the Seller Representative, on behalf of the Sellers, shall pay, or cause to be paid, the amount of such

Unpaid Transaction Payments Surplus to Purchaser by wire transfer of immediately available funds to an account designated by Purchaser; or (z) an Unpaid Transaction Payments Deficit, the Purchaser shall pay to the Sellers the amount of such difference by wire transfer of immediately available funds to the Seller Account.

Section 2.5            Purchaser Authority.

(a)   For the avoidance of doubt, there shall be no limitation on Purchaser’s authority over the operations and strategy of the Company and the Business on or after the Closing Date, including regarding pricing, customer/vendor terms and conditions, employment and other human resource decisions, sales/marketing, commissions/incentives, technology, products, customer service and administrative procedures (including any requirement for written agreements with customers that incorporate the customary terms and conditions of Purchaser and its Affiliates).  During each Earn-Out Period, the Seller Representative will have, from time to time, the opportunity to provide suggestions regarding the operations and strategy of the Business.  For the avoidance of doubt, any such input shall only be a recommendation and shall not limit Purchaser’s discretion in any manner with respect thereto.

(b)   Until the end of the Second Earn-Out Period, Purchaser agrees that it will not take an action or fail to take an action with the intent (i.e., with no bona fide business purpose other than) to frustrate the achievement by the Sellers of any Earn-Out Payment hereunder.

Section 2.6            Deferred Cash Consideration.

(a)   Purchaser shall withhold from the Total Purchase Price, as partial recourse for any claims for indemnification against the Sellers arising under Article VIII of this Agreement (in accordance with Section 8.2), an amount equal to Five Million Dollars ($5,000,000.00) (the “Deferred Cash Consideration”).  From the Closing Date, until and unless it is paid to Sellers pursuant to clause (b) below, the Deferred Cash Consideration shall bear simple interest at a rate equal to 1.5% annually, which interest shall be payable upon payment of the Deferred Cash Consideration in accordance with Section 2.6.

(b)   Within thirty (30) days following the end of the eighteenth (18th) whole month following the Closing Date, Purchaser shall pay to the Sellers (by wire transfer of immediately available funds to the Seller Account) an amount equal to (i) the Deferred Cash Consideration less (ii) all amounts deducted therefrom in accordance with Section 8.2(d) as of the date of such release (including any accounts receivable not collected within eighteen (18) months from the Closing Date, pursuant to Section 4.9 [Accounts Receivable] and 8.2 [Indemnification by the Sellers]), plus (if an overpayment for the Pre-Closing Tax Period) or less (if an underpayment for the Pre-Closing Tax Period) (iii) an amount equal to any tax balance pertaining solely to income taxes and any unincorporated business tax for the Pre-Closing Tax Period, less (iv) a retention equal to the estimated amount of all claims for indemnification made under Section 8.2 that have not been resolved and paid as of the date of such release; provided that the amount of any such claims finally determined in favor of Sellers in accordance with Section 8.4 shall be promptly (and in any event within five (5) days thereafter) paid to Sellers by wire transfer of immediately available funds to the Seller Account.

Section 2.7            Tax Withholding Rights.

Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable to any Sellers pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax law.  To the extent that amounts are so withheld by Purchaser, such withheld amounts (a) shall be remitted by the Purchaser, as applicable, to the appropriate Governmental Entities and (b) shall be treated for all purposes of this Agreement as having been paid to the Sellers.  Purchaser shall provide to the Seller Representative (i) at least five days’ prior notice of such withholding and (ii) promptly after payment of such withheld Taxes, appropriate evidence of the payment thereof.

ARTICLE III

THE CLOSING

Section 3.1            The Closing.

The consummation of the Transaction (the “Closing”) shall take place at the Los Angeles office of Sidley Austin LLP, at 10:00 a.m., Pacific time, on the date of this Agreement, unless another date or place is agreed by each of the Parties hereto (the date on which the Closing actually occurs, the “Closing Date”).  Notwithstanding anything to the contrary in this Agreement, the Closing will be deemed effective as of 11:59 p.m. on the Closing Date.

Section 3.2            Deliveries by the Sellers and De Novo.

At the Closing, each of the Sellers and De Novo shall deliver or cause to be delivered, as applicable, to Purchaser (unless previously delivered), the following:

(a)   an Assignment Agreement from each Seller, transferring, in the aggregate, 100% of the Membership Interests to Purchaser, duly and validly executed by each Seller and otherwise sufficient to vest in Purchaser good and marketable title to 100% of the Membership Interests;

(b)   a receipt for the Net Closing Consideration duly executed by the Seller Representative;

(c)   executed copies of the consents referred to in Schedule 3.2(c);

(d)   an estoppel certificate from the landlord under each of the Real Property Leases listed as items 1-6 in Schedule 4.12(b) of the Disclosure Schedule and a consent from the landlord under each of the Real Property Leases listed as items 1, 2 and 6 in Schedule 4.12(b) of the Disclosure Schedule, each in form reasonably satisfactory to Purchaser;

(e)   executed counterparts of this Agreement and each Ancillary Agreement in form and substance satisfactory to Purchaser, including executed Beneficiary Agreements by each Restricted Person (other than Sandrene Ryan, who will execute a Beneficiary Agreement, Employment Agreement and side letter within 15 days after Closing);

(f)    promptly following the Closing, all books and records relating to the Company;

(g)   a certification of non-foreign status which complies with the requirements of section 1445 of the Code and is in accordance with Treasury Regulation §1.1445-2(b) for each of the Sellers and the Company in the form thereof attached hereto as Exhibit H;

(h)   any other certifications which may be required under applicable Law stating that no Taxes are due to any taxing authority for which Purchaser could have liability to withhold and pay with respect to the transfer of the Membership Interests to Purchaser pursuant to this Agreement;

(i)    copies of all records, including all signature or authorization cards, pertaining to the bank accounts listed in Schedule 4.23 of the Disclosure Schedule;

(j)    a resignation letter from the Company Manager, effective as of the Closing Date;

(k)   a duly executed payoff letter from JPMorgan Chase Bank, N.A., dated as of December 28, 2011 and evidencing payment in full as of the Closing Date of all obligations under that certain Advised Line of Credit Note, dated June 22, 2011 among De Novo and DNED, as borrowers, and JPMorgan Chase Bank, N.A.;

(l)    certificates of good standing for De Novo and DNED issued as of a recent date by the Secretary of State of Delaware;

(m)  a true and complete copy, certified by the Company Manager, of the resolutions duly and validly adopted by the members of De Novo evidencing their authorization of the execution and delivery of this Agreement and the payoff letter(s) specified in clause (k) above and the consummation of the Transaction;

(n)   a certificate of the Company Manager certifying the names and signatures of the Company Manager and/or officers of De Novo authorized to sign this Agreement and the Ancillary Agreements and the other documents to be delivered hereunder and thereunder;

(o)   an opinion of counsel to the Sellers, in substantially the form attached hereto as Exhibit G;

(p)   all administrative passwords to the Company’s computer systems;

(q)   an unencrypted electronic back-up copy containing all unencrypted source code (including scripts) comprising Owned IP;

(r)    first use dates, supporting documentation, and first use specimens for each Company logo, Trademark and domain name listed on Disclosure Schedule 4.22(a);

(s)    side letters relating to salary and commissions (as applicable) between De Novo and each of those employees listed on Schedule 3.2, duly executed by each such scheduled employee (other than Sandrene Ryan, who will execute such side letter within 15 days after Closing);

(t)    amendments to the Broker Agreements effecting the changes necessary to make the Sellers directly liable for, and to release the Company and its Affiliates (other than the Sellers) from, any and all obligations owing by the Company and its Affiliates thereunder;

(u)   evidence of a “tail” policy purchased by De Novo for the Company’s existing errors and omissions liability insurance policy, which tail policy shall extend for a term of three (3) years after the Closing Date and shall cover all claims made after the Closing Date for occurrences prior to the Closing Date (the “E&O Tail Policy”, a copy of which has been Made Available);

(v)   the certificate of the Company’s chief executive officer specified in, and delivered in accordance with, Section 2.2(d);

(w)  duly executed copies of all agreements or other arrangements between any Seller or Seller Guarantor or any Restricted Person, on the one hand, and any recipient of a Transaction Payment, on the other hand, in a form reasonably acceptable to Purchaser and pertaining to the potential payment to such recipient of the applicable Transaction Payment (other than Sandrene Ryan, whose receipt of a Transaction Payment is conditioned upon her  execution of a Beneficiary Agreement, Employment Agreement and side letter within 15 days after Closing); and

(x)   all such other documents as, in the opinion of Purchaser’s counsel, are reasonably necessary to consummate the Transaction.

Section 3.3            Payments and Deliveries by Purchaser.

At the Closing, Purchaser shall deliver (unless previously delivered), the following:

(a)   the Net Closing Consideration, by wire transfer of immediately available funds to the Seller Account;

(b)   on behalf of the Company, to all Persons to whom Indebtedness is owed by the Company, the amounts necessary to discharge in full all of such Indebtedness to the extent it is to be repaid at the Closing;

(c)   to the Company, an amount equal to the Unpaid Transaction Payments and the Company shall in turn pay the proper amount of the Unpaid Transaction Payments to the persons entitled thereto; and

(d)   executed counterparts of this Agreement and each Ancillary Agreement to which Purchaser is a party to the Seller Representative.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS AND DE NOVO

Except as specifically disclosed in the Disclosure Schedule prepared by each of the Sellers and De Novo and delivered to Purchaser simultaneous with the execution hereof, each of the Sellers and De Novo, jointly and severally, represents and warrants to Purchaser that the following representations and warranties are true and complete as of the date of this Agreement (or, if made as of a specified date, as of such date).  Each exception disclosed in the Disclosure Schedule and each other response to this Agreement disclosed in the Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement and, except as otherwise specifically stated with respect to such exception, relates only to such exception or to such response, as the case may be.  In the event of any inconsistency between statements in the body of this Agreement and statements in the Disclosure Schedule (excluding exceptions expressly disclosed in the Disclosure Schedule with respect to a specifically identified representation or warranty), the statements in the body of this Agreement shall control.  In the event of any inconsistency between statements in the body of this Agreement and statements in the Disclosure Schedule (excluding exceptions expressly disclosed in the Disclosure Schedule with respect to a specifically identified representation or warranty), the statements in the body of this Agreement shall control.

Section 4.1            Membership Interests; Capitalization.

(a)   The capitalization of De Novo and each Company Subsidiary is as set forth on Exhibit A.  Each Seller is the record and beneficial owner of the Membership Interest ownership percentage set forth opposite such Seller’s name on Exhibit A.  No Seller owns any securities issued by, or other obligations of, De Novo or DNED other than as listed on Exhibit A and upon the sale and transfer of the Membership Interests as provided in Section 2.1, no Seller shall have any right, title or interest in any membership, voting and/or other equity interests (including profit sharing interests and partner interests) of the Company.  Each Seller’s Pro Rata Allocation of the Total Purchase Price is as set forth on Exhibit I, which allocation is not in accordance with the Sellers’ equity/interest ownership percentages set forth on Exhibit A.

(b)   The Membership Interests are owned by each Seller and held by each Seller free and clear of all Encumbrances.  De Novo owns 100% of the issued and outstanding equity of DN London free and clear of all Encumbrances.

(c)   De Novo Membership Interests comprise 100% of the issued and outstanding equity of De Novo and DNED Membership Interests comprise 100% of the issued and outstanding equity of DNED.

(d)   As of the date hereof: (i) the Membership Interests represent all Membership Interests issued and outstanding; (ii) no membership, voting and/or other equity interests (including profit sharing interests and partner interests) in De Novo or DNED are owned by any Person who is not a Seller; and (iii) no equity interests in DN London are owned by any Person other than De Novo.  All the outstanding membership, voting and/or other equity interests (including profit sharing interests and partner interests) in De Novo and DNED and all outstanding equity interests in DN London are duly authorized, validly issued, fully paid and non-assessable.  There is no Voting Debt of De

Novo or any Company Subsidiary issued and outstanding.  As of the date hereof, except as set forth in the Operating Agreements, there are no (y) existing options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character, relating to the issued or unissued equity interests in De Novo or any Company Subsidiary, obligating De Novo or any Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any equity interests or Voting Debt of, or other equity or debt interest in, De Novo or any Company Subsidiary or securities convertible into or exchangeable for such equity interests, or obligating De Novo or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment; and (z) there are no outstanding contractual obligations of De Novo or any Company Subsidiary to repurchase, redeem or otherwise acquire any equity interests, or other capital stock of De Novo or any Affiliate of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

(e)   Except as set forth in the Operating Agreements, there are no voting trusts or other agreements or understandings to which any Seller, De Novo or any Company Subsidiary is a party with respect to the voting of the membership, voting and/or other equity interests (including profit sharing interests and partner interests) in De Novo or DNED.  There are no voting trusts or other agreements or understandings to which any Seller, De Novo or any Company Subsidiary is a party with respect to the voting of the equity interests in DN London.

(f)    De Novo does not have any Subsidiaries except as set forth on Schedule 4.1(f) of the Disclosure Schedule.  No Company Subsidiary has any Subsidiary.

(g)   Schedule 4.1(g) of the Disclosure Schedule identifies (i) the Company Manager; (ii) all officers of De Novo; (iii) all managers and officers of DNED; and (iv) all directors and officers of DN London, in each case serving as of the Closing Date.  Each of Company Manager and each officer, director and manager of the Company has been duly elected or appointed, as applicable.

Section 4.2            Authorization; Validity of Agreement.

(a) With respect to each Seller and Seller Guarantor that is not a natural person: (i) such Person has full power and authority to execute and deliver this Agreement and the Ancillary Agreements to which such Person is a party and to consummate the transactions contemplated hereby and thereby; (ii) the execution, delivery and performance by such Person of this Agreement and any Ancillary Agreement to which such Person is a party and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by such Person; and (iii) no other action on the part of such Person or any other party is necessary to authorize the execution and delivery by such Person of this Agreement, any Ancillary Agreement to which such Person is a party or the consummation by it of the transactions contemplated hereby or thereby.  Each Seller and Seller Guarantor that is not a natural person has duly executed and delivered this Agreement and the Ancillary Agreements to which such Person is a party and, assuming due and valid authorization, execution and delivery thereof by Purchaser, De Novo and the other Sellers and Seller Guarantors, this Agreement and such Ancillary Agreements and the transactions contemplated hereby and thereby are valid and binding obligations of such Seller or Seller Guarantor, as applicable, enforceable against it in accordance with their terms, except: (y) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Laws of general application affecting enforcement of creditors’ rights generally; and (z) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought (the foregoing clauses (y) and (z) being the “Bankruptcy Exceptions”).

(b)   With respect to each Seller and Seller Guarantor that is a natural person, such person has full power and legal capacity to execute and deliver this Agreement and the Ancillary Agreements to which such person is a party and to consummate the transactions contemplated hereby and thereby.  Each Seller and Seller Guarantor that is a natural person has duly executed and delivered this Agreement and the Ancillary Agreements to which such person is a party and, assuming due and valid authorization, execution and delivery thereof by Purchaser, De Novo and the other Sellers and Seller Guarantors, this Agreement and such Ancillary Agreements and the transactions contemplated hereby and thereby are valid and binding obligations of such Seller or Seller Guarantor, as applicable, enforceable against him in accordance with their terms, subject to the Bankruptcy Exceptions.

(c)   De Novo has full power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by De Novo of this Agreement and the Ancillary Agreements to which it is a party and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by De Novo, and no other action on the part of De Novo or any other party is necessary to authorize the execution and delivery by De Novo of this Agreement, the Ancillary Agreements to which it is a party or the consummation by it of the transactions contemplated hereby and thereby.  De Novo has duly executed and delivered this Agreement and the Ancillary Agreements to which it is a party and, assuming due and valid authorization, execution and delivery thereof by Purchaser, the Sellers and the Seller Guarantors, this Agreement and such Ancillary Agreements and the transactions contemplated hereby and thereby are valid and binding obligations of De Novo enforceable against De Novo in accordance with their terms, subject to the Bankruptcy Exceptions.

Section 4.3            Consents and Approvals; No Violations.

(a) None of the execution, delivery or performance of this Agreement or any Ancillary Agreement, the consummation by any Seller or Seller Guarantor of the Transaction or the compliance by any Seller or Seller Guarantor with any of the provisions hereof will: (i) conflict with or result in any breach of any provision of the certificate of formation, operating agreement or similar organizational documents of any Seller or Seller Guarantor; (ii) except as disclosed in Schedule 4.3(a)(ii) of the Disclosure Schedule or as may be required under the HSR Act, require any filing with, or Permit, authorization, consent or approval of any Governmental Entity or (iii) except as disclosed in Schedule 4.3(a)(iii) of the Disclosure Schedule, require any consent, approval or notice under, or result in a violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any contract, agreement, arrangement or understanding to which any Seller or Seller Guarantor is a party, by which any Seller or Seller Guarantor is bound or to which any Membership Interest is subject; or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to any Seller, Seller Guarantor or Membership Interest, except in the case of clauses (ii), (iii) and (iv), as would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would not materially adversely affect (or would not reasonably be expected to materially adversely affect) the ability of any Seller to consummate the Transaction.

(b)   None of the execution, delivery or performance of this Agreement or the Ancillary Agreements by De Novo, the consummation by De Novo of the Transaction or the compliance by De Novo with any of the provisions hereof will: (i) conflict with or result in any breach of any provision of the certificate of formation, operating agreement or similar organizational documents of the Company; (ii) except as disclosed in Schedule 4.3(b)(ii) of the Disclosure Schedule or as may be required under the HSR Act, require any filing with, or Permit, authorization, consent or approval of any Governmental Entity; (iii) except as disclosed in Schedule 4.3(b)(iii) of the Disclosure Schedule, require any consent, approval or notice under, or result in a violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any contract, agreement, arrangement or understanding to which the Company is a party or by which any Company Asset is bound; or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Business, the Company or any Company Assets, except in the case of clauses (ii), (iii) and (iv), as would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.4            Organization; Qualification.

(a) Each Seller and Seller Guarantor is a natural person or a legal entity of the type set forth opposite such Person’s name on Exhibit A hereto.  Each Seller or Seller Guarantor that is not a natural person has been duly organized, and is validly existing and in good standing, under the Laws of its jurisdiction of formation.

(b)   De Novo: (i) is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware; (ii) has full power and authority to carry on the Business as it is now being conducted and to own the properties and assets it now owns; and (iii) is duly qualified or licensed to do business as a foreign entity in good standing in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect.  De Novo has heretofore Made Available to Purchaser complete and correct copies of the Certificate of Formation and operating agreement and any similar organizational documents of De Novo as presently in effect.

(c)   DNED: (i) is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware; (ii) has full power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (iii) is duly qualified or licensed to do business as a foreign entity in good standing in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect.  De Novo has heretofore Made Available to Purchaser complete and correct copies of the Certificate of Formation and operating agreement and any similar organizational documents of DNED as presently in effect.

(d)   DN London: (i) is a private limited company duly formed, validly existing and, to the extent applicable, in good standing under the Laws of England and Wales; (ii) has full power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (iii) is duly qualified or licensed to do business as a foreign entity in good standing in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect.  De Novo has heretofore Made Available to Purchaser complete and correct copies of the Certificate of Incorporation and Articles of Association and any similar organizational documents of DN London as presently in effect.

Section 4.5            Good Title Conveyed.

The Membership Interest certificates (if such interests are certificated), stock powers, endorsements, assignments and other instruments to be executed and delivered by the Sellers to Purchaser at the Closing will be valid and binding obligations of the Sellers, enforceable in accordance with their respective terms, and will effectively vest in Purchaser good and valid title to all the Membership Interests to Purchaser pursuant to and as contemplated by this Agreement free and clear of all Encumbrances other than Permitted Encumbrances.

Section 4.6            Financial Statements.

True and complete copies of the Financial Statements are set forth on Exhibit E.  The Financial Statements have been prepared from, are in accordance with, and accurately reflect the books and records of the Company, have been prepared in accordance with GAAP on a consistent basis during the periods involved and fairly present, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company as of the times and for the periods referred to therein (subject, in the case of unaudited statements, to a lack of footnotes and normally recurring year-end adjustments which are not material either individually or in the aggregate).  The reserves reflected in the Financial Statements are adequate, appropriate and reasonable and have been applied in a consistent manner.

Section 4.7            Books and Records.

The books of account, minute books, record books and other records of the Company are complete and correct in all material respects and have been maintained in accordance with sound business practices, including the maintenance of a reasonably adequate system of internal controls.

Section 4.8            No Undisclosed Liabilities.

Except: (a) as disclosed in the Balance Sheet; and (b) for liabilities and obligations reasonably incurred since the date of the Balance Sheet in the Ordinary Course of Business, the Company does not, on a consolidated basis, have any Liabilities, whether or not accrued, contingent or otherwise.

Section 4.9            Accounts Receivable.

All accounts receivable of the Company on a consolidated basis, whether reflected in the Balance Sheet or otherwise, represent sales actually made in the Ordinary Course of Business and are current and collectible net of any reserves shown on the Balance Sheet.  Subject to any such reserves, each such account receivable either has been collected in full or will be collected in full, without any setoff and without resort to litigation or extraordinary collection activity, within eighteen (18) months from the Closing Date.

Section 4.10          Indebtedness.

No Indebtedness of the Company contains any restriction upon: (a) the prepayment of any Indebtedness; (b) the incurrence of Indebtedness; or (c)

the ability of the Company to grant any lien on any Company Assets.  Schedules 4.10 and 4.10(a) of the Disclosure Schedule set forth, as of the Closing Date, the amount of principal and unpaid interest outstanding under each instrument evidencing Indebtedness of the Company, if any, that will accelerate or become due or result in a right on the part of the holder of such Indebtedness (with or without due notice or lapse of time) to require prepayment, redemption or repurchase as a result of the execution of this Agreement or the consummation of the Transaction.  Schedule 4.10(a) of the Disclosure Schedule is a true and complete list of each of the Company’s capital leases and the current outstanding obligation of each such lease.  Schedule 1.1E contains a true and complete list of each of the Company’s Capitalized Lease Obligations and the current book value of each.

Section 4.11          Absence of Certain Changes.

Except as disclosed on Schedule 4.11 of the Disclosure Schedule, since the date of the Balance Sheet, the Company has not suffered a Material Adverse Effect or any change or changes, effect or effects, event or events, or circumstance or circumstances, that individually or in the aggregate would or could reasonably be expected to materially adversely affect the ability of De Novo, any Seller, any Restricted Party, or any Seller Guarantor to perform its obligations under this Agreement or any Ancillary Agreement to which such Person is party.  Since the date of the Balance Sheet, the Company has conducted the Business only in the Ordinary Course of Business.  Without limiting the generality of the foregoing, since the date of the Balance Sheet, the Company has not, on a consolidated basis:

(a)   paid, discharged or satisfied any claim or Liability in excess of $10,000.00, other than the payment, discharge or satisfaction in the Ordinary Course of Business of Liabilities reflected or reserved against in the Balance Sheet or incurred in the Ordinary Course of Business since the date of the Balance Sheet;

(b)   permitted or allowed any Company Assets to be subjected to any Encumbrance, except for Permitted Encumbrances;

(c)   except for the cancellation of advances due from De Novo’s equity holders in the amounts set forth on Schedule 4.11(c) of the Disclosure Schedule, cancelled any debts or waived any claims or rights with a value in excess of $10,000.00;

(d)   sold, transferred, or otherwise disposed of any Company Assets, except in the Ordinary Course of Business;

(e)   sold, transferred, or otherwise disposed of or permitted to lapse, in whole or in part, any right, title or interest in or to the right to use or own any IP, or disposed of or disclosed to any Person other than Representatives of Purchaser (or its Affiliates) any Trade Secret or other IP not theretofore a matter of public knowledge, except pursuant to the terms of a valid, written and binding confidentiality agreement;

(f)    granted any increase in the compensation of any Company employees, subcontractors or independent contractors, including consultants (including any such increase pursuant to any bonus, incentive, option, award, sales commission, pension, profit sharing or other plan or commitment) or any increase in the compensation or sales commission payable or to become payable to any such employees, subcontractors or independent contractors, including consultants;

(g)   made aggregate capital expenditures and commitments in excess of $10,000.00 for additions to property, plant, equipment or intangible capital assets;

(h)   declared, paid or set aside for payment any dividend or other distribution in respect of the Membership Interests or redeemed, purchased or otherwise acquired, directly or indirectly, any Membership Interests or other securities of the Company;

(i)    made any change in any method of accounting or accounting practice;

(j)    loaned or advanced any amount to, or sold, transferred or leased any Company Assets to, or entered into any agreement or arrangement with, any Person including the Company Manager, the De Novo officers or contractors, any Company Subsidiary (or any directors, officers, managers or contractors thereof), any Seller, Seller Guarantor or Restricted Party, or any Affiliate of any of the foregoing;

(k)   amended, modified, renewed, superseded, or consented to the termination of any Material Contract;

(l)    (i) abandoned, sold, assigned, transferred, or granted any security interest in or to any of the Company Assets, Owned IP, Licensed IP or Company IP Agreements, including failing (A) to perform or cause to be performed all applicable filings, recordings and other acts, or (B) to pay or cause to be paid all required fees and Taxes to maintain and protect its interest in such IP; (ii) granted to any third party any license with respect to any Owned IP or Licensed IP, other than licenses of Software to the customers of the Business in the Ordinary Course of Business; or (iii) developed, created or invented any IP jointly with any third party; or

(m) agreed, whether in writing or otherwise, to take any action described in this Section 4.11.

Section 4.12           Properties.

(a)   Title to Properties; Encumbrances.  The Company has good, valid and marketable title to (or valid leasehold interest in or other right to use) all Company Assets free and clear of all Encumbrances (other than Permitted Encumbrances), including all the properties and assets reflected in the Balance Sheet (except for properties and assets disposed of in the Ordinary Course of Business since the date of the Balance Sheet) and all such properties and assets purchased by the Company since the date of the Balance Sheet, which subsequently acquired personal properties and assets (other than inventory and short term investments) which were individually acquired for a purchase price in excess of $5,000 are listed in Schedule 4.12(a) of the Disclosure Schedule.  The Company Assets include all rights, properties and other assets which are sufficient in all material respects to permit the continued operation of the Business as it is currently conducted.  No Seller, Seller Guarantor or Restricted Person owns any Company Asset.

(b)   Leased Property. Schedule 4.12(b) of the Disclosure Schedule contains an accurate and complete list of (y) all real property leases, including location (the “Real Property Leases”) and (z) personal property (the “Personal Property Leases”), in each case leased by the Company and used in connection with the operation of the Business.  Each of the Real Property Leases is a valid and subsisting leasehold interest of the Company, free of sub-tenancies and other occupancy rights and Encumbrances, is a binding obligation of the Company, enforceable against it and, to the Company’s Knowledge, the other parties thereto in accordance with its terms, subject to the Bankruptcy Exceptions, and is in full force and effect.  Each of the Personal Property Leases is: (i) valid and subsisting leasehold interest of the Company, free of Encumbrances (other than Permitted Encumbrances); (ii) a binding obligation of the Company, enforceable against it, and, to the Company’s Knowledge, the other parties thereto in accordance with its terms, subject to the Bankruptcy Exceptions; and (iii) in full force and effect.  There are no material defaults under the Real Property Leases or the Personal Property Leases and no circumstances or events which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute material defaults under any Real Property Lease or Personal Property Lease.

(c)   Owned Real Property.  The Company does not now own, nor has ever owned, any real property.

(d)   [Intentionally omitted]

Section 4.13           Environmental Matters.

The Company has not received any communication alleging that the Company is not in full compliance with all applicable environmental Laws, and there is no pending claim or cause of action relating to pollution, protection or preservation of human health or the environment by any Person against the Company, or against any Person whose liability for any such claim or cause of action the Company has retained or assumed either contractually or by operation of Law.  The Company has Made Available to Purchaser prior to the execution of this Agreement all information that is in the possession of the Sellers or the Company regarding environmental matters pertaining to, or the environmental condition of, the Company Assets or the compliance (or noncompliance) by the Company with any applicable environmental Laws.

Section 4.14           Material Contracts.

(a) Schedule 4.14(a) of the Disclosure Schedule sets forth all of the following types of contracts and other agreements (whether written or oral, express or implied) to which the Company is a party or by or to which the Company, any Company Assets, or the Business is bound or subject (collectively, the “Material Contracts”):

(i)       contracts and other agreements with any current and former employee (including contract, subcontracted, limited duration and temporary employees), consultant, agent, or independent contractor of the Company or any of the Company’s Affiliates, including all agreements providing for the payment of any Transaction Payment; provided that with respect to former employees, such contracts and agreements shall be for the three (3) year period ending on the date hereof and with respect to former consultants, agents and independent contractors, such contracts and agreements shall be for the two (2) year period ending on the date hereof;

(ii)      contracts and other agreements for the license and/or sale of any Company Assets, services, or for the grant to any Person of any preferential rights with respect thereto, which shall include all customer agreements of any nature;

(iii)     joint venture and partnership agreements;

(iv)    any confidentiality or nondisclosure agreements;

(v)     contracts and other agreements (including with vendors) not cancelable without penalty by the Company on sixty (60) or fewer days’ notice and calling for an aggregate purchase price or payments to or from the Company in any one year of more than $20,000.00 in any one case (or in the aggregate, in the case of any related series of contracts and other agreements);

(vi)    contracts and other agreements with clients, customers or any other Person for the sharing of fees, the rebating of charges or purchase price or other similar arrangements;

(vii)   contracts and other agreements containing covenants of the Company Manager, the Company or any of the Company’s directors, managers, officers or employees pertaining to the right to compete or not compete or collude in any line of business or similarly restricting its ability to conduct business with any Person or in any geographical area or covenants of any other Person not to compete or collude with the Company in any line of business or restricting its ability to conduct business or in any geographical area;

(viii)  all Real Property Leases and Personal Property Leases;

(ix)     all contracts and other agreements, including Licenses, relating to Licensed IP, including Software Licenses;

(x)      contracts and other agreements relating to Indebtedness, creation of liens, or the performance of obligations to the Company by any other Person; and

(xi)     any other contract and other agreement made outside the Ordinary Course of Business relating to the Company and involving an amount in excess of $20,000.00.

(b)   True and complete copies of all of the written Material Contracts (and written summaries of all oral Material Contracts) have been Made Available, and the terms of all oral Material Contracts have been adequately described to Purchaser in written summaries that have been Made Available.

(c)   Each Material Contract is in full force and effect, has not been modified or amended (except with respect to amended copies of such Material Contracts as were Made Available), and constitutes the legal, valid and binding obligation of the Company in accordance with the terms of such agreement.  To the Company’s Knowledge, each Material Contract is a legal, valid and binding obligation of the other party or parties to such Material Contract.  In the past twelve (12) months, the Company has not given or received a notice of breach, termination, or default under (whether written or oral) or had any dispute with respect to any Material Contract.

(d)   The Company has not extended to any of its customers any written non-uniform product or service warranties, indemnifications or guarantees that are not contained within the Material Contracts required to be disclosed pursuant to this Section 4.14.

Section 4.15           Customers.

(a)   (a) Schedule 4.15(a)(i) of the Disclosure Schedule lists, for each of the Company Customers:  (i) the customer name; and (ii) the sales revenue of the Business for each of calendar years 2008, 2009 and 2010 and during the period from January 1, 2011 through November 30, 2011.  Except as disclosed on Schedule 4.15(a)(ii) of the Disclosure Schedule, all of the Company’s agreements with any Company Customer contain limitation of liability provisions.  Except as disclosed on Schedule 4.15(a)(iii) of the Disclosure Schedule, there has not been any material adverse change in the business relationship of the Company with any customer who accounted for more than $15,000.00 of the Company’s revenue (on a consolidated basis) in any of calendar years 2008, 2009, 2010 or during the period from January 1, 2011 through November 30, 2011.  Since January 1, 2008, except as disclosed on Schedule 4.15(a)(iv) of the Disclosure Schedule: (x) no customer or licensee of the Company has ceased to do business or materially reduced or degraded its business, with the Company; (y) Company has not received any written or oral notification from any customer or licensee of such Person’s intention to cease to do business or to materially reduce or degrade its business, with the Company; and (z) there is no reasonable basis to assume that the consummation of the Transaction will cause any Company licensee or customer to cease to do business or materially reduce or degrade its business with, the Company, in each case, except to the extent such business concluded in the ordinary course of business.

(b)   Other than as disclosed on Schedule 4.15(b) of the Disclosure Schedule, the Company has valid, executed written contracts with all Company Customers.

(c)   The Company (on a consolidated basis) does not have any Liability at or prior to Closing for: (i) errors, omissions, or missed deadlines in client work; (ii) breach or default of any agreement with any customer; (iii) any indemnification obligations under any agreement with any customer; (iv) unauthorized disclosure of client confidential information; (v) infection or corruption of client data by computer virus or other malicious code; or (vi) any other security incident including a computer security or denial of service incident (each a “Customer Defect”), other than Customer Defects which have been cured or are in the process of being remediated in the Ordinary Course of Business and for which adequate financial reserves have been established, as reflected on the Balance Sheet, but in any event which do not exceed $15,000.

(d)   Schedule 4.15(d)(i) of the Disclosure Schedule sets forth a true and complete list of each credit including any credit memo, write down or refund in an amount equal to or in excess of $5,000 given to any customer during each of calendar years 2008, 2009, 2010 and during the period from January 1, 2011 through the date hereof, including reason(s) such credits were given.  Schedule 4.15(d)(ii) of the Disclosure Schedule set forth a true and complete list of any current pending Material Complaint or Demand by any customer.  For purposes of this Section 4.15, “Material Complaint or Demand” shall mean any complaint or demand where a credit of $5,000 or greater (i) has been requested by such customer; or (ii) is, to the Company’s Knowledge, reasonably likely to be given to such customer.

Section 4.16           Insurance.

(a)   Schedule 4.16(a) of the Disclosure Schedule sets forth a true and complete list and description of all of the Company’s insurance policies.  All such insurance policies are in full force and effect.

(b)   The Company has never filed a claim under any insurance policy except as set forth on Schedule 4.16(b) of the Disclosure Schedule.

Section 4.17           Litigation.

Except as disclosed on Schedule 4.17 of the Disclosure Schedule, there is no action, suit, inquiry, proceeding or investigation by or before any court, tribunal (including in arbitration or mediation), governmental or other regulatory or administrative agency or commission, or to Company’s Knowledge, pending or threatened against or involving (a) the Company, including which questions or challenges any Material Contract or potential claims (such as regarding unfair competition) regarding any Company Assets, or (b) any Seller or Seller Guarantor, the Seller Representative or the Company questioning or challenging the validity of this Agreement, any action taken or to not be taken by any Seller or Seller Guarantor, the Seller Representative or the Company pursuant to this Agreement or in connection with the Transaction.  To the Company’s Knowledge, there is no valid basis for any such action, suit, inquiry, proceeding or investigation.

Section 4.18           Compliance with Laws; Permits and Licenses.

(a) The Company, each Seller and each Seller Guarantor has complied and is in compliance, in all material respects, with all Laws and all orders, writs, judgments, injunctions, decrees, stipulations, determinations or awards issued or entered by or with any Governmental Entity that materially affect the Business or the Company Assets.  Solely for the purposes of this Section 4.18, “materially affect” shall mean an aggregate Losses greater than $15,000 resulting from the Company’s, any Seller’s or any Seller Guarantor’s noncompliance with or violation of any Law or Laws.

(b) The Company has had in effect and currently has in effect all Permits and insurance necessary to conduct the Business in accordance with the ordinances, rules, requirements and regulations of any Governmental Entity having jurisdiction over the Business or any Company Assets.  The Company is not in material default under any such Permit.

Section 4.19           Employees; Labor Matters; Employee Benefit Plans.

(a)  (a) Schedule 4.19(a) of the Disclosure Schedule contains a complete and accurate list of:

(i)    the Company Manager and all employees, managers, directors, executives and officers of the Company as of November 1, 2011 (including any employees on leave of absence), including the following information for each such individual: (A) the name of such individual; (B) job title; (C) current compensation paid or payable (including base salary, bonus/incentive/commission opportunity and any special fringe benefits not offered to the general employee base) and any change in compensation since December 31, 2010; (D) the amount of annual vacation days for which such individual is eligible and the number of vacation days accrued by such individual as of November 30, 2011 and expected to be accrued for calendar year 2011; (E) service credited for purposes of vesting and eligibility to participate under the Company’s 401(k) plan (the “Company 401(k) Plan”); (F) work location; (G) date of hire; (H) work schedule; (I) term of leave of absence and basis therefore, as applicable;

(ii)   all independent contractors actively working for the Company as of November 6, 2011, including the following information for each such individual: (A) name; (B) current compensation paid or payable and (C) work location; and

(iii)  all retired employees, executives, managers, officers, and directors of the Company, or their dependents, receiving benefits or scheduled to receive benefits in the future, including the following information for each such individual: (A) name; (B) pension benefit; (C) pension option election; (D) other benefits; and (E) when such individuals received or are scheduled to receive such benefits.

(b)   The Company has no Liability arising out of or related to: (i) its current or previous classification of individuals as independent contractors rather than employees; (ii) its current or previous classification of individuals as non-exempt employees vs. exempt employees; (iii) its current or previous classification of individuals as limited duration or temporary employees vs. full-time employees; or (iv) the failure to pay any amounts due or provide benefits eligible to any employees (including contract, subcontracted, limited duration and temporary employees), independent contractors, managers, executives, officers or directors.

(c)   Except as set forth on Schedule 4.19(c) of the Disclosure Schedule, the Company does not have or maintain any Plans or have any Liability under any Plans, except with respect to the Company 401(k) Plan.  The Company 401(k) Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws.  Each of the Company and each Seller has performed all material obligations required to be performed by it under, is not in any material respect in default under or in material violation of, and there is no material default or violation by any party to, the Company 401(k) Plan.

(d)   The Company is not a party to any collective bargaining or other labor or employment agreement except as set forth in Schedule 4.14(a) of the Disclosure Schedule.  Since December 31, 2010, there has not been, there is not presently pending or existing, and there is not threatened, any strike, slowdown, picketing, work stoppage, or employee grievance process.  The Company has complied in all material respects with all Laws relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar Taxes, occupational safety and health, and plant closing, and the Company is not liable for the payment of any compensation, Losses, Taxes, fines, penalties or other amounts, however designated, for failure to comply with any of the foregoing Laws.

(e)   Schedule 4.19(e) of the Disclosure Schedule contains a complete and accurate list of:  (i) all Persons eligible to receive Transaction Payments, (ii) the amount and/or calculation of their respective potential Transaction Payment(s), (iii) the date on which any such Transaction Payment would be payable by the Sellers, and (iv) any performance criteria and/or eligibility requirements which must be fulfilled for the recipient to receive any such Transaction Payment(s).  The Company has no obligation to pay any of the Transaction Payments (if payable).  Transaction Payments are the Sellers’ sole responsibility.  The Company, prior to, on and after the Closing has not and will not pay any Transaction Payment.  None of the Sellers, nor any Restricted Person, nor any Seller Guarantor has paid prior to the Closing to any Restricted Person or other employee of the Company or any of its Affiliates any bonus, retention, incentive or change in control payment or consideration in respect of the Transaction other than the Transaction Payments specified on Schedule 4.19(e) of the Disclosure Schedule.

(f)  Schedule 4.19(f) of the Disclosure Schedule contains a complete and accurate list of all persons with whom the Company has or has had a profit sharing, partner payment or like arrangement.

Section 4.20           Tax Matters.

(a)  Except as set forth in Section 4.20 of the Company Disclosure Schedule, all material Tax Returns required to be filed by the Company have been timely filed (taking into account any extensions of time within which to file) and all Taxes owing have been paid (whether or not shown or required to be shown on any Tax Return).  All Forms K-1, W-2 and 1099 required with respect thereto have been properly completed and filed. All such filed Tax Returns are correct and complete in all material respects.

(b) No extension of the time within which to file any Tax Return of the Company which has not yet been filed relating to the operations of the Company has been obtained.

(c) There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company relating to the operations of the Company.

(d) The Company has withheld and timely paid all Taxes required to have been withheld and timely paid to the appropriate taxing authority in connection with amounts paid or owing to any employee, independent contractor, creditor, member or other third party, and all forms required with respect thereto have been properly completed and timely filed, or caused to be properly completed and timely filed, with the appropriate taxing authority.

(e) There is no material dispute or claim against the Company concerning any Tax liability relating to the operations of the Company either: (i) claimed or raised by any taxing authority in writing, or (ii) as to which the Company has Knowledge based upon personal contact with any agent of such taxing authority.

(f) The Company has delivered, or caused to be delivered, to the Purchaser copies of the following documents, which, in each case, relate to the operations of the Company:  (i) all Tax Returns; (ii) examination or audit reports; (iii) private letter rulings; and (iv) statements of deficiencies assessed against, or agreed to by the Company, in each case, since January 1, 2008.  The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case since January 1, 2008.

(g) There are no outstanding rulings, requests for rulings or closing agreements relating to Taxes, in each case involving the Company, for which the Company may be liable that could affect the Company’s liability for Taxes for any taxable period ending after the Closing Date.

(h) The Company is not a party to or bound by any agreement under which it is responsible for Taxes of any other Person.

(i)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any:

(i)    change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii)   “closing agreement’’ as described in Code § 7121 (or any corresponding or similar provision of state, local, or non-U.S. Tax Law relating to Income Taxes) executed on or prior to the Closing Date; or

(iii) installment sale or open transaction disposition made on or prior to the Closing Date.

(j) The Company has not agreed to, is not required to, nor has any application pending for permission to, make any adjustment pursuant to Code § 481(a) (or any predecessor provision) by reason of any change in any accounting method.

(k) None of De Novo or DNED or DN London has ever filed an election under Treasury Regulations Section 301.7701-3 to be treated as an association taxable as a corporation.  Each of De Novo and DNED has been properly classified as a partnership for United States federal Tax purposes since its inception.  DN London has been classified as a disregarded entity for United States federal Tax purposes since its inception.

Section 4.21           Intellectual Property.

(a)  List of All Owned IP and Company IP Agreements.  Schedule 4.21(a) of the Disclosure Schedule sets forth a true and complete list of: (i) Software included in the Owned IP; (ii) Trademarks included in the Owned IP; (iii) Patents included in the Owned IP; (iv) Copyrights included in the Owned IP, including Trade Secrets; (v) any other Owned IP not already disclosed in Schedule 4.21(a) of the Disclosure Schedule; and (vi) all Company IP Agreements. The unencrypted electronic back-up copy specified in Section 3.2(q) contains all of the Owned IP of the Company.

(b)  No Third Party Infringement.  To the Company’s Knowledge, the operation of the Business, the ownership and use of the Owned IP and the web sites of the Company in connection therewith, and the use of Licensed IP do not conflict with, infringe, misappropriate or otherwise violate the IP or other proprietary rights, including rights of privacy, publicity and endorsement, of any third party, and no actions or claims are pending or threatened (whether any such threats have been received via written (including electronic) or oral notice) against any Seller or the Company alleging any of the foregoing.  To the Company’s Knowledge, (i) no Seller nor the Company has engaged or is now engaging in any activity that infringes any Licensed IP and (ii) no Person is engaging in any activity that infringes the Owned IP.

(c)  Rights to Owned IP, Company IP Agreements and Licensed IP.  Except as disclosed in Schedule 4.21(c) of the Disclosure Schedule, the Company has not granted any license or other right to any third party with respect to the Owned IP or to the Licensed IP.  The consummation of the Transaction will not result in the termination or impairment of any of the Owned IP or Licensed IP.  The Company is the exclusive owner of the entire and unencumbered right, title and interest in and to the Owned IP and the Company IP Agreements (including everything listed in Schedule 4.21(c) of the Disclosure Schedule), and the Company has a valid right to use the Owned IP and the Licensed IP.

(d)  Validity and Enforceability.  To the Company’s Knowledge, no Owned IP or the Licensed IP is subject to any outstanding decree, order, injunction, judgment or ruling restricting the use of such IP or that would impair the validity or enforceability of such IP.  The Owned IP and the Licensed IP include all of the IP used in the Business, and there are no other items of IP that are necessary to the conduct of the Business.  To the Company’s Knowledge, the Owned IP and the Licensed IP are subsisting, valid and enforceable, and have not been adjudged invalid or unenforceable in whole or part.

(e)  No Asserted or Pending Claims.  No actions, claims, suits, or proceedings have been asserted or are pending or threatened against the Company: (i) based upon or challenging or seeking to deny or restrict the use by the Company of any of the Owned IP or, to the Company’s Knowledge, the Licensed IP; (ii) alleging that any services provided by, processes used by, or products including any Owned IP or, to the Company’s Knowledge, the Licensed IP infringe or misappropriate any IP right of any third party; or (iii) alleging that the Licensed IP is being licensed or sublicensed in conflict with the terms of any license or other agreement.

(f)  Owned and Licensed IP.  To the Company’s Knowledge, the Owned IP and the Licensed IP are free of viruses, worms, trojan horses and other similar contaminants and do not contain any bugs of a material nature that would disrupt their operation.  Except as disclosed on Schedule 4.21(f) of the Disclosure Schedule, the Owned IP and, to the Company’s Knowledge, the Licensed IP do not incorporate “open” source code.  No rights in the Owned IP or, to the Company’s Knowledge, the Licensed IP have been transferred to any third party except to the customers of the Business (under fully executed agreements Made Available at or prior to the Closing) to whom the Company has licensed such Owned IP or Licensed IP in the Ordinary Course of Business.  To the Company’s Knowledge, the Company has the right to use all software development tools, library functions, compilers, and other third party software that are material to the Business or that are required to operate or modify any Owned IP or such Licensed IP that is required to be modified in connection with the operation of the Business.

(g)  Trade Secrets and Confidential Information.  The Company has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of the Trade Secrets and other confidential IP used in connection with the Business.  To the Company’s Knowledge, there has been no misappropriation of any Trade Secrets or other confidential IP used in connection with the Business by any Person.  To the Company’s Knowledge, no employee, independent contractor or agent of the Company: (i) has misappropriated any Trade Secrets of the Company or any other Person in the course of performance as an employee, independent contractor or agent of the Business; or (ii) is in default or breach of any term of any employment agreement, covenant, development agreement, letter agreement, confidentiality agreement, nondisclosure agreement, assignment of invention agreement, assignment of copyright agreement, or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of IP.

(h)   Licensor Relationships.  To the Company’s Knowledge, since January 1, 2008, except as disclosed on Schedule 4.21(h) of the Disclosure Schedule: (i) no IP licensor to the Company has cancelled or otherwise materially degraded its relationship with the Company; and (ii) Company has not received any written or oral notice notification from any IP licensor of such licensor’s intent to terminate or materially degrade its relationship with the Company.  The consummation of the Transaction will not adversely affect any of such aforementioned relationships.

Section 4.22           Potential Conflict of Interest and Related Party Transactions.

(a)    Except as disclosed on Schedule 4.22(i) of the Disclosure Schedule, no Seller, Restricted Person, Seller Guarantor, the Company Manager or any consultant, independent contractor, officer, director or manager of the Company owns or holds, directly or indirectly, any interest in (excepting holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than 1% of the equity of any such entity), or is an officer, director, manager, member, partner, shareholder, employee or consultant of any Person that is, a competitor, lessor, lessee, customer or supplier of the Company or which conducts a business similar to the Business.  Except as disclosed on Schedule 4.22(ii) of the Disclosure Schedule, no Seller, Seller Guarantor, Restricted Party, any Affiliate of any of the foregoing, consultant, independent contractor or officer of the Company, the Company Manager or manager, director or officer of any Company Subsidiary:

(a)             owns or holds, directly or indirectly, in whole or in part, any IP used or necessary to conduct the Business as presently conducted or any rights thereto;

(b)             has any claim, charge, action, suit, proceeding or cause of action against the Company, except for claims for reasonable unreimbursed travel or entertainment expenses that in the aggregate do not exceed $5,000.00, accrued vacation pay or accrued benefits under any employee benefit plan existing on the date hereof;

(c)             has made, on behalf of the Company, any payment or commitment to pay any commission, fee or other amount to, or to purchase or obtain or otherwise contract to purchase or obtain any products or services from, any other Person of which any Seller, Seller Guarantor or Restricted Person, Affiliate of any of the foregoing, consultant, independent contractor or officer of the Company, the Company Manager or any manager or director of any Company Subsidiary is a member, partner, director, manager, officer, or shareholder (except holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than 1% of the equity of any such entity);

(d)                                       owes any money to the Company; or

(e)                                        other than those Material Contracts listed on Schedule 4.14(a)(i) to the Disclosure Schedule, is a party to any agreement, contract, commitment or transaction with the Company.

Section 4.23                             Bank Accounts.

Schedule 4.23 of the Disclosure Schedule sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains safe deposit boxes, checking accounts or other accounts of any nature and the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access thereto.

Section 4.24                             Brokers or Finders.

No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any brokers’ or finders’ fee or any other commission or similar fee in connection with the Transaction, except for Kenyon Group, Inc., Peter J. Solomon Company, L.P. and Peter J. Solomon Securities Company, LLC, the fees and expenses of which will be paid in full by the Sellers.

Section 4.25                             Full Disclosure.

None of the Company, any Seller or any Seller Guarantor has failed to Make Available to Purchaser any facts which are material to the Business, any Company Assets, the Liabilities, or the results of operations or financial condition of the Company or the Business.  No representation or warranty by De Novo, any Seller or any Seller Guarantor contained in this Agreement and no statement contained in any document (including the Disclosure Schedule), certificate, or other writing furnished or to be furnished by the Company, any Seller, the Seller Representative, or any Seller Guarantor pursuant to the provisions hereof or in connection with the Transaction, contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

Section 4.26                             No Other Representations and Warranties.

Except for the representations and warranties contained in this Article IV, as modified, supplemented or qualified by the Disclosure Schedule, Purchaser acknowledges and agrees that none of the Sellers, the Seller Guarantors, any Affiliate of any Seller or Seller Guarantor nor any other Person is making any express or implied representation or warranty with respect to the Membership Interests, the Company, the Company Assets, the Business or otherwise.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

Purchaser and Parent represent and warrant to Sellers that:

Section 5.1                                    Organization.

Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to consummate the Transaction.  Parent is a corporation duly organized, validly existing and in good standing under the Laws of Missouri and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have, individually or in the aggregate, a material adverse effect on Parent’s ability to consummate the Transaction.

Section 5.2                                    Authorization; Validity of Agreement.

Purchaser and Parent have full corporate power and authority to execute and deliver this Agreement and to consummate the Transaction.  The execution, delivery and performance by Purchaser and Parent of this Agreement and the consummation of the Transaction have been duly authorized by Purchaser and Parent, and no other corporate action on the part of Purchaser or Parent is necessary to authorize the execution and delivery by Purchaser and Parent of this Agreement or the consummation of the Transaction.  This Agreement has been duly executed and delivered by each of Purchaser and Parent, and, assuming due and valid authorization, execution and delivery hereof by the Company and each of the Sellers and Seller Guarantors, is a valid and binding obligation of Purchaser and Parent, enforceable against each of Purchaser and Parent in accordance with its terms, subject to the Bankruptcy Exceptions.

Section 5.3                                    Consents and Approvals; No Violations.

None of the execution, delivery or performance of this Agreement by Purchaser or Parent, the consummation by Purchaser and Parent of the Transaction or compliance by Purchaser and Parent with any of the provisions hereof will: (a) conflict with or result in any breach of any provision of the articles of organization and operating agreement, or certificate of incorporation and by-laws, respectively, of Purchaser or Parent; (b) except as may be required under the HSR Act, require any filing with, or permit, authorization, consent or approval of, any Governmental Entity; (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser or Parent is a party or by which any of them or any of their respective properties or assets may be bound; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Purchaser, or any of their properties or assets, excluding from the foregoing clauses (b), (c) and (d) such violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on Purchaser’s or Parent’s ability to consummate the Transaction.

Section 5.4                                    Litigation.

There are no material suits, actions, proceedings, investigations, claims or orders pending against Purchaser or Parent, nor is Purchaser or Parent subject any judgment, order or decree of any court or Governmental Entity which would seek to prevent the Transaction.

Section 5.5                                    Brokers or Finders.

Neither Purchaser nor Parent has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with the Transaction.

ARTICLE VI

COVENANTS

Section 6.1                   Non-Competition; Non-Solicitation; Non-Disparagement.

(a)  (a) Each Seller and Person listed as a “Restricted Person” on Schedule 6.1 (collectively, the “Restricted Persons”) agree that during the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing (the “Restricted Period”), such Restricted Person will not, and will not permit his, her or its Affiliates to, directly or indirectly:

(i)               engage, directly or indirectly, in any business anywhere that researches, develops, produces, licenses, provides or supplies products or services of the kind researched, developed, produced, licensed, provided or supplied by the Company or the Business or the Purchaser Group Business, as each is then conducted; or

(ii)            own an interest in, manage, operate, join, control, lend money or render financial or other assistance to, or participate in the ownership, management or control of, any business similar to the Business or the Purchaser Group Business;

provided, however, that, the foregoing shall not prohibit the Restricted Persons, individually or collectively, from owning as a passive investment one percent (1%) or less of the equity of any publicly traded entity, as long as the Person owning such securities has no other connection or relationship with such entity.

(b)  As a separate and independent covenant, each Restricted Person agrees that during the Restricted Period, such Restricted Person will not, and will not permit his, her or its Affiliates to, directly or indirectly:

(i)                  interfere with, attempt to interfere with, hire or attempt to hire, the Company Manager or any officers, directors, employees (including any temporary, contract or limited duration employees), consultants, members, managers or independent contractors of the Company or its Affiliates or induce or attempt to induce any of them to leave the employ of the Company or any Company Affiliates or the Business or violate the terms of their contracts, or any employment or consultancy arrangements, with the Company or any

Company Affiliates; provided that generalized advertisement of employment opportunities including in trade or industry publications (if not focused specifically on or directed in any way to any such individual) and soliciting (or hiring) any individual who is no longer employed by the Company at the time of such solicitation or hiring shall not be deemed to cause a breach of this Section 6.1(b)(i);

(ii)               call upon, solicit, induce, advise or otherwise do, or attempt to do, business with any customer or referral source of the Business with whom the Restricted Person, Business or the Company had any business dealings prior to the Closing in a manner that is competitive with the Business; or

(iii)            induce any customer or referral source of the Company and/or any Company Affiliates to cease or reduce doing business with the Company and/or any Company Affiliates.

(c)  [Intentionally omitted.].

(d)               As a separate and independent covenant, each Restricted Person agrees that during the Restricted Period it will not, and will not permit his, her or its Affiliates to, in any forum, including any statements made by or posted to a social networking website, blog, chat room, public newsgroup, bulletin board, listserv, instant message, text message, email message or any other electronic communication, take any action or make any statements regarding Purchaser, Parent or any of their respective Affiliates or any of the employees, officers, directors, owners, representatives, shareholders, divisions, agents, referral sources or customers of any of the foregoing that are or could be reasonably perceived to be disparaging or derogatory statements.

(e)  The Restricted Period shall be extended by the length of any period during which any Restricted Person is in breach of the terms of this Section 6.1.

(f)  If any Seller has breached this Section 6.1, or if any of such Seller’s Related Restricted Persons has breached his or her Beneficiary Agreement, before or at the time any Earn-Out Payment is due under this Agreement (which breach has not been cured (if curable), in Purchaser’s sole discretion, prior to the date such Earn-Out Payment is due), such Seller’s portion, if any, of such Earn-Out Payment shall not be earned by or payable to such Seller.

Section 6.2                                    Exclusive Referral.

Each Restricted Person shall at all times during the Restricted Period exclusively refer to Parent’s e-discovery businesses all business opportunities coming to such Person’s attention pertaining to e-discovery, including document review, legal staffing and placement services, and e-discovery products and services.

Section 6.3                                    Confidentiality.

(a)                After the Closing, each Restricted Person (including any Seller), will, and will cause their respective Affiliates and Representatives to, hold in confidence and not use in any manner all Confidential Information concerning the Company and the Business, except to the extent that such information can be shown to have been: (i) in the public domain prior to the Closing; (ii) in the public domain at or after the Closing through no fault of any Restricted Person (including any Seller), or any of their respective Affiliates or Representatives; or (iii) lawfully acquired not in breach of any confidentiality obligation after the Closing by any Restricted Person (including any Seller), or any of their respective Affiliates or Representatives from sources other than Purchaser.  If, after the Closing, any Restricted Person (including any Seller), any Seller Guarantor, or any of their respective Affiliates or Representatives are legally required to disclose any Confidential Information, they shall to the extent permitted by Law: (x) promptly notify Purchaser to permit Purchaser, at its sole cost and expense, to seek a protective order or take other appropriate action; and (y) cooperate as reasonably requested by Purchaser in Purchaser’s efforts to obtain a protective order or other reasonable assurance that confidential treatment will be accorded such Confidential Information, but only at Purchaser’s sole cost and expense; provided, however, that each Restricted Person may (x) disclose Confidential Information to his, her or its Representatives who need to know such information (i) in connection with the consummation of the Transaction and (ii) in connection with any dispute resolution arising pursuant to this Agreement and (y) use Confidential Information in connection with the foregoing.  If, after the Closing and in the absence of a protective order, any Restricted Person (including any Seller), or any of their respective Affiliates or Representatives are compelled as a matter of Law to disclose any such Confidential Information to a Third Party, such Person may disclose to the Third Party compelling disclosure only the part of such Confidential Information as is required by Law to be disclosed; provided, however, that to the extent permitted by Law, prior to any such disclosure, such Person consults in good faith with Purchaser and its legal counsel as to such disclosure and the nature and wording of such disclosure.

(b)         For purposes of Section 6.3(a), “Confidential Information” shall mean any confidential or proprietary information concerning the Business or the Company and shall include the meanings of the term “Confidential Information” in the Confidentiality Agreement.  In the event of any inconsistency between this Section 6.3 and any term of any Confidentiality Agreement, this Agreement shall control.

Section 6.4                                    Subsequent Actions; Further Assurances.

In case at any time after the Closing Date any further action is necessary, proper or advisable to carry out the purposes of this Agreement or any Ancillary Agreement (including vesting, defending or confirming Purchaser’s direct or indirect ownership of the Membership Interests and Company Assets including to obtain, maintain, issue, protect, defend and enforce IP), as soon as reasonably practicable, each Party hereto shall take, or cause its proper officers, directors, managers or trustees to take, all such necessary, proper or advisable actions, includes promptly delivering all pertinent facts and documents relating to IP as may be reasonably requested by Purchaser or the Company and voluntarily testifying as to same in any litigation or proceeding relating thereto.

Section 6.5                                    Employee Matters.

(a)         Each Seller and each Seller Guarantor hereby acknowledges that Purchaser, as a material inducement to enter into this Agreement and the Transaction, is relying on the continued service following the Closing of those persons executing an Employment Agreement, which Employment Agreements shall be executed and delivered on or prior to Closing.

(b)         All profit sharing, partner payment or like arrangements between the Company and any Person shall terminate as of the Closing Date and any liability relating to such arrangements or arising in connection with such terminations shall be the liability of the Sellers.

(c)          At and after the Closing until the end of the Restricted Period, no Seller, Seller Guarantor or Restricted Person will directly or indirectly pay to any Restricted Person or any employee of the Company or any of its Affiliates, or cause such Restricted Person (or any such employee) to be paid, whether prior to, on or after the Closing Date, any amount or other consideration not specifically listed in Schedule 4.19(e) of the Disclosure Schedule as a Transaction Payment.

(d)         No Seller, Seller Guarantor, Seller Representative, or Restricted Person will pay or cause to be paid any Transaction Payment to any recipient unless such recipient has remained a full-time employee of the Company in good standing from the Closing through the time such payment shall be paid (if payable).  After the Closing, no Seller may pay or cause to be paid any Transaction Payment listed as a “contingent” payment for each Earn-Out Period on Schedule 4.19(e) of the Disclosure Schedule unless and until the corresponding Earn-Out Payment for such Earn-Out Period is earned and paid (if payable) pursuant to this Agreement.  Failure by any recipient of a Transaction Payment to fulfill any criteria set forth in column (iv) of Schedule 4.19(e) of the Disclosure Schedule shall result in such recipient’s forfeiture of the entire amount shown in column (ii) of such schedule.

(e)          Within five (5) business days of Purchaser funding the Seller Account with any Earn-Out Payment, the Sellers and the Seller Representative will pay any payable Transaction Payments pursuant to Schedule 4.19(e) of the Disclosure Schedule.  Within five (5) days following payment of any Transaction Payments, the Seller Representative shall provide Purchaser with written certification of the payment of such Transaction Payments including the name of each recipient, the date of payment, and the amount of the Transaction Payment that was paid to each recipient.

Section 6.6                                    Guaranties.

(a)         (a) Purchaser Guaranty.  Parent does hereby fully, absolutely, unconditionally and irrevocably guaranty the timely payment when due and owing of the payment obligations of Purchaser under (y) Articles II , III , VII and VIII and (z) each Ancillary Agreement to which Purchaser is party, in each case, in the event Purchaser fails to perform its obligations under such Articles or such Ancillary Agreements (collectively, the “Purchaser Obligations”).

(i)               The obligations of Parent in this Section 6.6(a) are primary and not as surety only, and this guarantee constitutes a guarantee of payment when due and owing, and not merely of collection.  Parent expressly waives any legal obligations, duty or necessity for the Seller Representative or any Seller to proceed first against Purchaser or to exhaust any remedy it may have against Purchaser.  The obligations of Parent hereunder shall remain in full force and effect until all Purchaser Obligations have been performed in full, without regard to, and shall not be released, discharged or in any way affected to the extent permitted by applicable Law (whether or not Parent shall have any knowledge or notice thereof) by: (1) any waiver, consent, change, extension, or indulgence in respect of any Purchaser Obligation; (2) any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation, dissolution or similar proceeding with respect to Purchaser or Parent; (3) any assignment or other transfer of this Agreement or any Ancillary Agreement by Purchaser; (4) any lien, charge, restriction or encumbrance affecting Purchaser; (5) any sale or other disposition of all or any part of the capital stock or assets of Purchaser; or (6) any payment by Purchaser which is recovered by Purchaser’s trustee in bankruptcy.  Parent unconditionally waives, to the extent permitted by applicable Law, notice of any of the matters referred to in this Section 6.6(a), all notices which may be required by statute, rule of law or otherwise to preserve any rights against Parent hereunder, including, without limitation, any demand, proof or notice of nonpayment of any sums payable to satisfy any Purchaser Obligation, any right to the enforcement, assertion or exercise of any right, remedy, power or privilege under or in respect of any of the Purchaser Obligations, any requirement of diligence and any requirement to mitigate the damages resulting from a breach of or default under this Agreement or the Ancillary Agreements by Purchaser.  All of the Purchaser Obligations shall conclusively be deemed to have been created, contracted or incurred in reliance upon this guaranty and all dealings between the Parties shall likewise be conclusively presumed to have been had or consummated in reliance upon this guaranty.

(ii)            Parent agrees that the Seller Representative on behalf of the Sellers may at any time and from time to time, either before or after the due date therefor, without notice to or further consent of Parent, extend the time of payment or renew any of the Purchaser Obligations, and may also make any agreement with Purchaser for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification or waiver of the terms thereof or of any agreement between the Sellers and Purchaser or any such other Person, without in any way impairing or affecting the provisions of this Section 6.6(a).

(iii)         Parent agrees to pay on demand all reasonable fees and out-of-pocket expenses (including the reasonable fees and expenses of one counsel to the Seller Representative and the Sellers) incurred in the enforcement of this Section 6.6(a) against Parent.

(iv)        This Section 6.6(a) shall remain in full force and effect and be binding upon Parent and its successors and assigns until payment in full of all of the Purchaser Obligations.  If any of the present or future Purchaser Obligations are guaranteed by any Persons in addition to Parent, the death, release or discharge, in whole or in part, or the bankruptcy, liquidation or dissolution of one or more of them shall not discharge or affect the liabilities of Parent under this Section 6.6(a).

(v)         No failure to exercise and no delay in exercising, on the part of the Seller Representative on behalf of the Sellers (or any Seller) any right, remedy, power or privilege provided for in this Section 6.6(a) shall operate as a waiver thereof, nor shall any single or partial exercise by the Seller Representative on behalf of the Sellers (any Seller) of any right, remedy, power or privilege hereunder preclude any other or future exercise of any such right, remedy, power or privilege.  Each and every right, remedy, power and privilege granted to the Seller Representative and the Sellers under this Section 6.6(a) or allowed to it by applicable Law shall be cumulative and not exhaustive of any other, and may be exercised by the Seller Representative on behalf of the Sellers from time to time.

(b)  Seller Guaranty.  Each Seller Guarantor (solely with respect to such Seller that is Affiliated with such Seller Guarantor) does hereby fully, absolutely, unconditionally and irrevocably guaranty the performance when due and owing or otherwise required to be performed, of the obligations of such Seller (i) under Articles II, III, VI, VII and VIII and (ii) under each Ancillary Agreement to which such Seller is party, in each case, (a) including all amounts such Seller is obligated to pay hereunder or under any Ancillary Agreements in the event such Seller fails to perform its obligations thereunder or hereunder or is otherwise liable for damages pursuant hereto or thereto and (b) to the extent not paid by such Seller at such time (collectively, the “Seller Obligations”).

(i)                  The obligations of each Seller Guarantor in this Section 6.6(b) are primary and not as surety only, and this guarantee constitutes a guarantee of payment when due and owing, and not merely of collection.  Each Seller Guarantor expressly waives any legal obligations, duty or necessity for the Purchaser to proceed first against such Seller or to exhaust any remedy it may have against such Seller.  The obligations of each Seller Guarantor hereunder shall remain in full force and effect until all Seller Obligations have been performed in full, without regard to, and shall not be released, discharged or in any way affected to the extent permitted by applicable Law (whether or not such Seller Guarantor shall have any knowledge or notice thereof) by: (1) any waiver, consent, change, extension, or indulgence in respect of any Seller Obligation; (2) any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation, dissolution or similar proceeding with respect to any Seller; (3) any assignment or other transfer of this Agreement or any Ancillary Agreement by any Party; (4) any lien, charge, restriction or encumbrance affecting such Seller; (5) any sale or other disposition of all or any part of the capital stock or assets of such Seller; or (6) any payment by such Seller which is recovered by such Seller’s trustee in bankruptcy.  Each Seller Guarantor unconditionally waives, to the extent permitted by applicable Law, notice of any of the matters referred to in this Section 6.6(b), all notices which may be required by statute, rule of law or otherwise to preserve any rights against each Seller Guarantor hereunder, including, without limitation, any demand, proof or notice of non-performance or nonpayment of any sums payable under this Agreement or any Ancillary Agreement (including, without limitation, any indemnity payment), any right to the enforcement, assertion or exercise of any right, remedy, power or privilege under or in respect of any of the Seller Obligations, any requirement of diligence and any requirement to mitigate the damages resulting from a breach of or default under this Agreement or the Ancillary Agreements by such Seller.  All of the Seller Obligations shall conclusively be deemed to have been created, contracted or incurred in reliance upon this guaranty and all dealings between the Parties shall likewise be conclusively presumed to have been had or consummated in reliance upon this guaranty.

(ii)               Each Seller Guarantor agrees that Purchaser may at any time and from time to time, either before or after the due date therefor, without notice to or further consent of such Seller Guarantor, extend the time of performance or payment or renew any of the Seller Obligations, and may also make any agreement with such Seller for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification or waiver of the terms thereof or of any agreement between the such Seller and Purchaser or any such other Person, without in any way impairing or affecting the provisions of this Section 6.6(b).

(iii)            Each Seller Guarantor agrees to pay on demand all reasonable fees and out-of-pocket expenses (including the reasonable fees and expenses of one counsel to the Purchaser) incurred in the enforcement of this Section 6.6(b) against such Seller Guarantor.

(iv)           This Section 6.6(b) shall remain in full force and effect and be binding upon each Seller Guarantor and its successors and assigns until satisfaction in full of all of the Seller Obligations.  If any of the present or future Seller Obligations are guaranteed by any Persons in addition to the Seller Guarantors, the death, release or discharge, in whole or in part, or the bankruptcy, liquidation or dissolution of one or more of them shall not discharge or affect the liabilities of the Seller Guarantors under this Section 6.6(b).

(v)              No failure to exercise and no delay in exercising, on the part of Purchaser, any right, remedy, power or privilege provided for in this Section 6.6(b) shall operate as a waiver thereof, nor shall any single or partial exercise by Purchaser of any right, remedy, power or privilege hereunder preclude any other or future exercise of any such right, remedy, power or privilege.  Each and every right, remedy, power and privilege granted to Purchaser under this Section 6.6(b) or allowed to it by applicable Law shall be cumulative and not exhaustive of any other, and may be exercised by Purchaser from time to time.

Section 6.7                                    Post-Closing Access to Books and Records.

Without limiting the rights of the Seller Representative or the Sellers under Sections 2.3(b) and 2.4(b), from and after the Closing, and so long as the Seller Representative has provided Purchaser with reasonable prior notice, Purchaser shall, and shall cause the Company to, provide the Seller Representative and the independent accountants of the Sellers with reasonable access, during normal business hours (and without substantial disruption to the Company), to the books and records of the Company with respect to periods prior to and including the Closing Date in connection with (a) any Third Party Claim or Tax-related claim governed by Article VII, in each case for which any Seller has any liability under this Agreement or otherwise or has assumed the defense thereof, (b) any claim against any Seller in connection with the Company, and (c) the preparation of tax returns for such Seller, in each case only if access to such books and records is reasonably required.  Purchaser shall retain such books and records of the Company in accordance with Parent’s document retention policies in effect from time to time, and otherwise in accordance with applicable Law.

The Sellers shall bear all of the out-of-pocket costs and expenses reasonably incurred in connection with providing such books and records.

ARTICLE VII

TAX MATTERS

Section 7.1             Transfer Taxes.

Transfer Taxes attributable to the transfer of the Membership Interests and any Transfer Taxes required to effect any recording or filing with respect thereto shall be borne by the Sellers jointly and severally.  The Sellers shall timely prepare and file any Tax Return or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, and shall timely file any such Tax Return and timely pay any associated Transfer Taxes unless Purchaser is required to file such Tax Return by applicable Law.  With respect to any such returns or filings required to be filed by the Purchaser, Sellers shall pay to the Purchaser, not later than five (5) Business Days before the due date for payment of such Transfer Taxes, an amount equal to the Transfer Taxes due in respect of such return or other filing, and the Purchaser shall, following the filing thereof, furnish to Seller Representative a copy of such return or other filing and a copy of a receipt showing payment of any such Transfer Tax.

Section 7.2             Tax Return Filings.

(a)The Sellers shall timely prepare and file with the relevant taxing authorities all Tax Returns that are required to be filed by the Company for any taxable periods ending on or before or including the Closing Date; provided that the Seller Representative shall furnish Purchaser with a copy of such Tax Returns to be filed by it after the date hereof at least fifteen (15) days before such Tax Returns are due (taking extensions into account), and no such Tax Returns shall be filed with any taxing authority without Purchaser’s written consent not to be unreasonably withheld or delayed; provided that Purchaser shall be deemed to have given such consent unless it objects in writing to the filing of a Tax Return at least five (5) days before such Tax Return is due (which objection shall specify the reason or reasons for such objection).  Any Tax Returns required to be furnished to Purchaser pursuant to the preceding sentence shall be prepared on a basis consistent with the past practices of the Company except to the extent otherwise required by applicable Law, and (subject to the preceding portion of this sentence) in a manner that does not distort taxable income (including, subject as aforesaid, not (a) taking positions, (b) making elections or (c) adopting methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods ending on or before the Closing Date).

(b)           The Purchaser shall timely prepare and file with the relevant taxing authorities all Tax Returns that are required to be filed by the Company for any taxable periods ending after and not including the Closing Date.  Any Tax Returns described in the preceding sentence shall be prepared on a basis consistent with the past practices of the Company except to the extent otherwise required by applicable Law, and in a manner that does not distort taxable income (including not (a) taking positions, (b) making elections or (c) adopting methods that would have the effect of accelerating income to periods ending on or before the Closing Date).  Purchaser shall not (i) file or suffer to be filed any amended Tax Return of the Company for any taxable period ending on or before or including the Closing Date or (ii) settle any controversy with any taxing authority in a manner that could adversely affect Sellers, in each case without the prior written consent of the Seller Representative, which consent shall (in the case of Taxes for which the Company is liable) not be unreasonably withheld or delayed or (in the case of Taxes for which the Sellers are liable) be given or withheld by the Seller Representative in good faith.

Section 7.3             Tax Indemnification.

(a)   Seller Indemnification.  From and after the Closing, the Sellers shall be liable for, and the Sellers shall indemnify Purchaser, Parent, their respective Affiliates and each of the officers, directors, managers, employees, members, partners, stockholders, agents and Representatives of each of the foregoing (the “Purchaser Indemnified Parties”) against and hold them harmless on an after-Tax basis from: (i) all liability for Taxes of the Company with respect to any Pre-Closing Tax Period; (ii) all liability for Taxes of the Sellers; (iii) all liability for Transfer Taxes; (iv) any breach of any representation or warranty contained in Section 4.20; and (v) all liability for reasonable legal fees and expenses attributable to any item in the foregoing clauses.  Any indemnity payment to be made under this Section 7.3(a) shall be paid within ten (10) days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five (5) days prior to the date on which the relevant Taxes are required to be paid to the relevant taxing authority (including estimated Tax payments).

(b)   Purchaser Indemnification. Purchaser shall be liable for, and the Purchaser shall indemnify each Seller, their respective Affiliates and each of the officers, directors, managers, employees, members, partners, stockholders, agents and representatives of each of the foregoing against and hold them harmless on an after-Tax basis from: (i) all liability for Taxes of the Company with respect to any Post-Closing Tax Period; (ii) all liability for Taxes of the Purchaser or the Parent or any Affiliate of either thereof; and (iii) all liability for reasonable legal fees and expenses attributable to any item in the foregoing clauses.  Any indemnity payment to be made under this Section 7.3(b) shall be paid within ten (10) days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five (5) days prior to the date on which the relevant Taxes are required to be paid to the relevant taxing authority (including estimated Tax payments).

Section 7.4             Cooperation.

The Sellers and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, equity holders, officers, directors, managers, employees, trustees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes, and in resolving all disputes and audits with respect to all taxable periods relating to Taxes, including all Tax Claims.

Section 7.5             Refunds and Credits.

Any refund or credit of Taxes with respect to any Pre-Closing Tax Period shall be for the account of the Sellers.  Any refund or credit of Taxes with respect to any post-Closing Tax Period shall be for the account of Purchaser.

Section 7.6             Straddle Period Allocation.

Taxes of the Company for any Straddle Period shall be allocated to Pre-Closing Tax Periods and Post-Closing Tax Periods as follows:

(a) income Taxes shall be allocated based on an interim closing of the books as of the close of business on the Closing Date; and (b) all Taxes other than income Taxes shall be allocated pro-rata to each day in the Straddle Period.

Section 7.7             Allocation of Purchase Price.

(a) Each of the Purchaser and each Seller agrees that the Total Purchase Price (plus other relevant items) will be allocated in a manner consistent with Section 1060 of the Code and the regulations promulgated thereunder.  Purchaser will complete a draft schedule (the “Allocation Schedule”) allocating the Total Purchase Price and provide a copy to the Seller Representative at least 60 days prior to the due date for filing any form with respect to the Allocation Schedule.

(b)   The Seller Representative shall notify Purchaser within 10 days after the receipt thereof if it considers the amount allocated to any assets to be inconsistent with Section 1060 of the Code and the regulations promulgated thereunder.  The Seller Representative and Purchaser shall attempt to resolve any disagreement in good faith.  If the Seller Representative and Purchaser fail to reach agreement as to an alternative allocation in the ten (10) days following such notice, the dispute with respect to the Allocation Schedule shall be presented on the next Business Day to the Independent Firm.  The Independent Firm’s review shall be limited to whether a disputed item has been prepared in accordance with Section 1060 of the Code and the regulations promulgated thereunder, and shall be final and binding on all Parties.  The fees, costs and expenses incurred in connection therewith shall be shared in equal amounts by the Sellers, collectively, and Purchaser, provided, however, the Sellers shall bear the full amount of fees, costs and expenses if there are no material changes to the Allocation Schedule.

(c)   Purchaser, the Company and the Sellers shall file, and cause their respective Affiliates to file, all Tax Returns and statements, forms and schedules in connection therewith in a manner consistent with the Allocation Schedule and shall take no position inconsistent therewith, unless, and then only to the extent, required to do so by a final determination by an administrative agency or court after all appeals requested by the Seller Representative or Purchaser and allowed under applicable Law have been taken.  Purchaser and the Sellers shall exchange completed and executed copies of Internal Revenue Service Form 8594, any required schedules thereto and any similar state, local and foreign forms, not later than 30 days prior to the filing date.

(d)   Sellers and Purchaser acknowledge that, absent a change in applicable Law on or after the date hereof, they will report the purchase and sale of the Membership Interests pursuant to this Agreement for United States federal income tax purposes in accordance with Revenue Ruling 99-6, 1991-1 C.B. 432.

Section 7.8             Calculation of Losses.

The amount of any Loss for which indemnification is provided under this Article VII shall be net of any amounts recoverable by the indemnified party under insurance policies with respect to such Loss and shall be: (a) increased to take account of any net Tax cost to the indemnified party or an Affiliate arising from the receipt of indemnity payments hereunder (grossed up for such increase); and (b) reduced to take account of any net Tax benefit realized by the indemnified party or an Affiliate arising from the incurrence or payment of any such Loss.  In computing the amount of any such Tax cost or Tax benefit, the indemnified party shall be deemed to recognize all other items of income, gain, loss deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss.  Any indemnity payment under this Agreement shall be treated as an adjustment to the Total Purchase Price for income Tax purposes, unless a final determination (which shall include the execution of a Form 870AD or successor form) with respect to the indemnified party or any of its Affiliates causes any such payment not to be treated as an adjustment to the Total Purchase Price for income Tax purposes.

Section 7.9             Procedures Relating to Indemnification of Tax Claims.

(a)   Notice.  If a claim shall be made by any taxing authority, which, if successful, might result in an indemnity payment pursuant to Section 7.3, Purchaser or Seller Representative, as the case may be, shall promptly (and in no event more than thirty (30) days after the claim was made by the taxing authority) notify the Seller Representative or the Purchaser in writing of such claim (a “Tax Claim”).  Failure of the Purchaser to give timely notice of a Tax Claim to the Seller Representative in accordance with the preceding sentence or to fulfill Purchaser’s obligations to Sellers under Section 7.4 shall not relieve Sellers’ of any indemnification obligation they may have had with respect to such Tax Claim unless such failure materially adversely affects the ability of the Seller Representative to effectively contest such Tax Claim.

(b)   Control of Proceedings.  The Sellers shall control all proceedings taken in connection with any Tax Claim relating solely to Taxes of the Sellers or Taxes for which (y) the Sellers may be required to indemnify the Purchaser Indemnified Parties pursuant to Section 7.3(a) or (z) which relate to a taxable period ending on or before or including the Closing Date, and may make all decisions in connection with such Tax Claim, provided, however, that: (i) the Seller Representative shall keep Purchaser and counsel of its choosing informed as to the prosecution or defense of such Tax Claim to the extent it affects the Business or any portion of the Total Purchase Price and shall consider in good faith any suggestion of Purchaser or its counsel with respect thereto; and (ii) the Sellers shall not settle any such Tax Claim without prior written consent of Purchaser (not unreasonably to be withheld or delayed) to the extent it affects the Business or any allocation of the Total Purchase Price under Section 7.7.  The Purchaser shall control all proceedings taken in connection with any Tax Claim relating solely to Taxes of the Company for a Straddle Period, and shall not settle any such Tax Claim without the written consent of the Seller Representative (on behalf of the Sellers).  Purchaser shall control all proceedings with respect to all other Tax Claims.

Section 7.10           Concerning Parent.

Parent shall cause Purchaser to comply with Purchaser’s obligations under Sections 7.2(b), 7.3(b), 7.4, 7.7 and 7.9.

ARTICLE VIII

INDEMNIFICATION

Section 8.1             Survival of Certain Representations and Warranties.

Except as otherwise provided below, the representations and warranties set forth in Article IV and Article V shall survive the Closing and continue in full force and effect for a period ending on the last day of the eighteenth (18th) whole month following the Closing Date.  Notwithstanding the foregoing:

(a) all representations and warranties underlying Exempt Claims shall survive the Closing and continue in full force and effect in perpetuity;

(b) the representations and/or warranties set forth in Section 4.19(b) [Relating to Employee Classifications and Failure to Pay or Provide Benefits] shall survive the Closing until thirty (30) days following the expiration of the statute of limitation applicable thereto;

(c) the representations and/or warranties set forth in Section 4.15 [Customers] shall survive the Closing until the last day of the thirty-sixth (36th) whole month following the Closing Date; and

(d) all covenants and agreements of the Parties contained in this Agreement shall survive the Closing in perpetuity or for such shorter period as may be set forth herein.  Notwithstanding the preceding two sentences, any representation or warranty in respect of which indemnity may be sought under Section 8.2 or Section 8.3 will survive the time at which it would otherwise terminate pursuant to the preceding two sentences if written notice of the breach thereof giving rise to such indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time.

Section 8.2             Indemnification by the Sellers.

(a) Subject to the other terms and conditions of this Agreement (including Section 8.2(b)), the Sellers, jointly and severally, shall indemnify, defend and hold the Purchaser Indemnified Parties harmless from and against any and all Losses (other than Losses relating to Taxes, the indemnification for which shall be governed by Article VII) be based upon, arising out of, resulting from or relating to:

(i)          any breach of any representation or warranty of the Company, any Seller, any Restricted Person or any Seller Guarantor contained in either this Agreement or any Ancillary Agreement;

(ii)         any breach of any agreement, covenant, or obligation of the Company, any Seller, any Restricted Person or any Seller Guarantor contained in either this Agreement or any Ancillary Agreement;

(iii)        the Existing Litigation;

(iv)        any claim by any Person for a broker’s or finder’s fee, commission or similar payment, or Transaction Payments, in each case payable in connection with the Transaction; or

(v)         the failure to obtain, prior to Closing, the consents set forth on Schedule 3.2(c).

(b)   Notwithstanding anything contained in this Agreement to the contrary, the following limits of liability shall apply with respect to claims for indemnification under this Section 8.2:

(i)      a Purchaser Indemnified Party shall not be entitled to indemnification pursuant to this Section 8.2 for any Losses if the individual amount of any such Loss is $1,000 or less.  The Sellers shall not be liable under Section 8.2(a)(i) unless and until the aggregate amount of Losses meets or exceeds $250,000 (the “Basket”), in which event the Sellers shall be jointly and severally liable for the full amount of each Loss without regard to the Basket; provided, however, that the Basket shall not apply with respect to any Exempt Claim or to a claim for indemnification relating to a breach of any representation or warranty set forth in Section 4.19(b) [Relating to Employee Classifications and Failure to Pay or Provide Benefits];

(ii)     the maximum aggregate amount of liability of the Sellers under Section 8.2(a)(i) shall not exceed the sum of (x) $8,648,000 (the “Pre-Earn Out Limit”) plus (y) 11.5% of the Earn-Out Payments paid to the Seller Account, if any (the sum of (x) and (y) being the “Limitation”); provided that notwithstanding anything to the contrary set forth herein, the Limitation shall not apply with respect to (i) any Exempt Claim, in respect of which no limitation shall apply, or (ii) any claim for indemnification relating to a breach of any representation or warranty set forth in Section 4.15 [Customers], in respect of which the maximum aggregate amount of liability of the Sellers under Section 8.2(a)(i) shall not exceed the sum of (x) $14,288,000 (the “Pre-Earn Out Customer Limit”) plus (y) 19% of the Earn-Out Payments paid to the Seller Account, if any (the sum of (x) and (y) being the “Customer Limitation”); provided further that the amount of all indemnification claims paid under Section 8.2(a)(i) shall be included when determining whether the Limitation and/or Customer Limitation has been reached (for the avoidance of doubt, the amount of the Limitation and the Customer Limitation shall each be reduced by the amount of all indemnification claims paid under Section 8.2(a)(i));

(iii)    no claim may be asserted nor may any action be commenced against the Sellers pursuant to Section 8.2 unless written notice of such claim or action is delivered to the Seller Representative describing in detail the facts and circumstances with respect to the subject matter of such claim or action on or prior to the date on which the representation or warranty on which such claim or action is based ceases to survive as set forth in Section 8.1, irrespective of whether the subject matter of such claim or action shall have occurred before or after such date;

(iv)    for purposes of computing the aggregate amount of claims against the Sellers, the amount of each claim by a Purchaser Indemnified Party shall be deemed to be an amount equal to, and any payments by the Sellers pursuant to Section 8.2 shall be limited to, the amount of Losses that remain after deducting therefrom any insurance proceeds and any indemnity, contributions or other similar payment payable by any Third Party that are actually received by a Purchaser Indemnified Party with respect thereto; provided that the Sellers’ or any Purchaser Indemnified Party’s receipt of, the timing relating to the Sellers’ or any Purchaser Indemnified Party’s receipt of, or inability of the Sellers or any Purchaser Indemnified Party to receive or collect any insurance proceeds or Third Party payments for any claim by a Purchaser Indemnified Party shall have no bearing on the Sellers’ liability for such claim;

(v)     the amount of any Losses for which indemnification is provided under Section 8.2(a) shall be reduced to take account of the net Tax benefit that would reasonably be expected to be realized by the Purchaser Indemnified Party or an Affiliate arising from the incurrence or payment of any such Losses; and

(vi)    for the purposes of establishing a breach as set forth in Section 8.2(a) or the satisfaction of the limitations set forth in Section 8.2(b), the representations, warranties, covenants and agreements of the Company and the Sellers in this Agreement and in the Ancillary Agreements shall be read without giving effect to qualifications for materiality or Knowledge.

(c)   If, prior to the end of the Second Earn-Out Period, any one or more of the Purchaser Indemnified Parties is entitled to indemnification with respect to claims under Section 8.2(a)(i) (other than Exempt Claims) and the amount of such indemnified Loss exceeds the Pre-Earn Out Limit (or, if relating to a breach of Section 4.15, the Pre-Earn Out Customer Limit) (such amount in excess, the “Excess Amount”), then to the extent (and only to the extent) an Earn-Out Payment has been paid to Sellers, the Sellers, jointly and severally, shall indemnify such Purchaser Indemnified Parties for such Excess Amount in an amount not to exceed (i) 11.5% of such Earn-Out Payments paid to the Seller Account or (ii) solely in the case of a breach of Section 4.15, 19% of such Earn-Out Payments paid to the Seller Account.

(d)   All Losses against which any Purchaser Indemnified Party is entitled to be indemnified, defended or held harmless pursuant to Section 8.2 shall be collected (y) first by deducting from the Deferred Cash Consideration and (z) then, in Purchaser’s sole discretion, (1) by set-off to any Earn-Out Payments payable pursuant to the terms of this Agreement and/or (2) in cash from any one or more Seller(s), until the full amount of indemnification to which a Purchaser Indemnified Party shall be entitled hereunder has been paid.

Section 8.3             Indemnification by Purchaser.

(a) Subject to the other terms and conditions of this Agreement (including Section 8.3(b)), Purchaser shall indemnify, defend and hold the Sellers harmless from and against any and all Losses based upon, arising out of, resulting from or relating to:

(i)          any breach of any representation or warranty of Purchaser contained in this Agreement or any Ancillary Agreement; or

(ii)         any breach of any agreement, covenant or obligation of Purchaser set forth in this Agreement or any Ancillary Agreement.

(b)   Notwithstanding anything contained in this Agreement to the contrary, the following limits of liability shall apply with respect to claims for indemnification under this Section 8.3:

(i)          Purchaser shall not be liable under Section 8.3(a)(i) unless and until the aggregate amount of Losses meets or exceeds the Basket, in which event Purchaser shall be liable for the full amount of each Loss without regard to the Basket; and

(ii)         The aggregate amount of liability of Purchaser under Section 8.3(a)(i) shall not exceed the Limitation.

(iii)        No claim may be asserted nor may any action be commenced against Purchaser pursuant to Section 8.3 unless written notice of such claim or action is received by Purchaser from the Seller Representative describing in detail the facts and circumstances with respect to the subject matter of such claim or action on or prior to the date on which the representation or warranty on which such claim or action is based ceases to survive as set forth in Section 8.1, irrespective of whether the subject matter of such claim or action shall have occurred before or after such date; and

(iv)        For purposes of computing the aggregate amount of claims against Purchaser the amount of each claim by a Seller (or the Sellers) shall be deemed to be an amount equal to, and any payments by Purchaser pursuant to Section 8.3 shall be limited to, the amount of Losses that remain after deducting therefrom, any insurance proceeds and any indemnity, contributions or other similar payment payable by any Third Party with respect thereto that are actually received by the Seller Representative (on behalf of such Seller(s)).

(v)         For the purposes of establishing a breach as set forth in Section 8.3(a) or the satisfaction of the limitations set forth in Section 8.3(b)(i) or Section 8.3(b)(ii), the representations, warranties, covenants and agreements of Purchaser in this Agreement and in the Ancillary Agreements shall be read without giving effect to any qualifications for materiality or Knowledge.

Section 8.4             Indemnification Procedures.

(a)   Any Seller or Purchaser Indemnified Party (each, an “Indemnified Party”) seeking indemnification under this Article VIII shall give to the party obligated to provide indemnification hereunder (the “Indemnitor”) written notice (a “Claim Notice”) of any claim or matter which gives rise to a claim for indemnification hereunder, promptly upon becoming aware of a fact, condition or event for which indemnification is provided under this Article VIII, but in any event within sixty (60) days after such Person has actual knowledge of the facts constituting the basis for indemnification; provided, however, that any Claim Notice from any Seller shall be provided by the Seller Representative to the Purchaser, any Claim Notice from any Purchaser Indemnified Party shall be provided to the Seller Representative and the failure of an Indemnified Party to give any such Claim Notice shall not relieve any Indemnitor of its obligations under this Agreement, except to the extent that such failure materially prejudices the rights of any such Indemnitor.

(b)   After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this ARTICLE VIII, subject to the limitations set forth herein, shall be paid within thirty (30) days of receipt of the Claim Notice, unless the Indemnitor has given written notice of a dispute, in which case the claim for indemnification shall be made in accordance with (i) the dispute resolution procedures of Section 9.9; or (ii) a written agreement between the Indemnified Party and the Indemnitor; or (iii) subject to Section 9.9, a final judgment or decree of any court of competent jurisdiction (for purposes of this Section 8.4, the judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined); or (iv) any other means to which the Indemnified Party and the Indemnitor shall agree in writing.  The Indemnified Party shall have the burden of proof in establishing the amount of Loss suffered by it.  If a Purchaser Indemnified Party is the Indemnified Party, the amount of indemnification to which such Purchaser Indemnified Party is entitled shall be paid in accordance with Section 8.2.

(c)   The Indemnitor shall have the right to control and direct, through counsel reasonably satisfactory to the Indemnified Party, the defense or settlement of any claim, action, investigation, inquiry, suit or proceeding brought by Third Party (a “Third Party Claim”).  The Indemnified Party may participate in such defense, but in such case the Expenses of the Indemnified Party shall be paid by the Indemnified Party; provided, however, that the Indemnified Party shall have the right to employ, at the Indemnitor’s expense, one counsel of its choice to represent all Indemnified Parties, if the Indemnified Parties are advised in writing by counsel reasonably satisfactory to the Indemnitor that there exists any actual or potential conflict of interest between the Indemnitor and the Indemnified Party.  The Indemnified Party shall provide the Indemnitor with access to its records and personnel relating to any Third Party Claim during normal business hours and shall otherwise cooperate fully with the Indemnitor in the defense or settlement thereof, and the Indemnitor shall reimburse the Indemnified Party for all its reasonable out-of-pocket expenses in connection therewith.  If the Indemnitor elects to direct the defense of a Third Party Claim, then the Indemnified Party shall not pay, permit to be paid, or settle any part of any claim or demand arising from such asserted liability, unless the Indemnitor consents in writing to such payment or settlement or unless the Indemnitor, subject to the last sentence of this Section 8.4(c), withdraws from the defense of such asserted liability, or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnitor is entered against the Indemnified Party for such liability.  The Indemnitor will not settle any claim without the consent of the Indemnified Party unless such settlement is solely for money damages that (i) satisfy the Third Party Claim in full and (ii) are paid in full by the Indemnitor.  If the Indemnitor shall fail to defend, or if, after commencing or undertaking any such defense, fails to prosecute or withdraws from the defense of a Third Party Claim, then the Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Indemnitor’s expense.  If the Indemnified Party assumes the defense of any such claim or proceeding pursuant to this Section 8.4(c) and proposes to settle such claim or proceeding prior to a final judgment thereon or to forego appeal with respect thereto, then the Indemnified Party shall give the Indemnitor prompt written notice thereof, and the Indemnitor shall have the right to participate in the settlement or assume or reassume the defense of such claim or proceeding.  Notwithstanding anything to the contrary in this

Section 8.4, if the Sellers have not admitted in writing that they are responsible to indemnify Purchaser with respect to a Third Party Claim, Purchaser shall have the right to control and direct such Third Party Claim, with reasonable input from the Seller Representative.  For the avoidance of doubt, Section 7.9, rather than this Section 8.4, shall apply in the case of Tax matters.

Section 8.5            Extension of Indemnification Survival Period; Enforcement of Indemnification.  (a) Notwithstanding anything to the contrary in this Agreement, the period of time that a provision survives the Closing and remains in full force and effect pursuant to Section 8.1 (the “Indemnification Survival Period”) shall automatically be extended to include any time period necessary to resolve a specific claim for indemnification which was made before expiration of the Survival Period but not resolved prior to its expiration; provided, however, that any such extension shall apply only as to claims asserted and not so resolved within the original Indemnification Survival Period.

(b)   After the Closing, except for remedies that cannot be waived as a matter of law, the enforcement of the indemnification provisions of this ARTICLE VIII shall be the exclusive remedy, other than in the case of fraud, of the Parties for any breach of any warranty, representation, covenant or other provision contained in this Agreement; provided, however, that such exclusivity shall not limit or restrict a Party’s ability to obtain specific performance or injunctive relief.

(c)   In any case where an Indemnified Party recovers from a Third Party any amount in respect of a matter with respect to which an Indemnitor has indemnified it pursuant to this Agreement, such Indemnified Party shall promptly pay over to the Indemnitor the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of the sum of: (i) any amount previously so paid by the Indemnitor to or on behalf of the Indemnified Party in respect of such matter; and (ii) any amount expended by the Indemnitor in pursuing or defending any claim arising out of such matter.

ARTICLE IX

MISCELLANEOUS

Section 9.1            Fees and Expenses.

All costs and expenses incurred in connection with this Agreement and the consummation of the Transaction shall be paid by the Party incurring such expenses, provided, that the Sellers shall bear the costs incurred by the Company and the Sellers in connection with this Agreement and the consummation of the Transaction (including any amounts owing, as a result of the Transaction, to Seyfarth Shaw LLP, Cornick, Garber & Sandler, LLP, Kenyon Group, Inc., Peter J. Solomon Company, L.P. and Peter J. Solomon Securities Company, LLC) .

Section 9.2            Amendment and Modification.

This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the Parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.  No exchange of e-mail shall be effective to amend, modify or supplement this Agreement.

Section 9.3            Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or sent by an overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by such Party by like notice):

(a)   If to Purchaser or the Company, to:

Epiq Systems Holdings, LLC
c/o Epiq Systems, Inc.
501 Kansas Avenue
Kansas City, KS 66105
Attention:          Legal Department
Telephone:        (913) 621-9500

with a copy, which shall not constitute notice, to:

Sidley Austin LLP
555 West Fifth Street, Suite 4000
Los Angeles, CA 90013
Attention:          Kelly L.C. Kriebs
Telephone:        (213) 896-6683

(b)   If to any Seller, Seller Guarantor or Restricted Person or the Seller Representative, to the Seller Representative, as follows:

Robert J. Singer

104 Chopin Drive

Wayne, NJ 07470

Telephone:        (646) 837-7660

with a copy, which shall not constitute notice, to:

Seyfarth Shaw LLP
620 Eighth Avenue
New York, NY 10018
Attention:          Blake Hornick
Telephone:        (212) 218-3338

Section 9.4            Counterparts.

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.  Copies of executed counterparts transmitted by telecopy or other electronic transmission service shall be considered original executed counterparts, provided that receipt of such counterparts is confirmed.

Section 9.5            Entire Agreement; No Third Party Beneficiaries.

This Agreement: (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) is not intended to confer any rights or remedies upon any Person other than the Parties hereto.

Section 9.6            Severability.

Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 9.7            Governing Law.

This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without reference to choice of law rules.

Section 9.8            Specific Performance.

Each Party acknowledges and agrees that the other Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement may not be adequately compensated in all cases by monetary damages alone.  Accordingly, in addition to any other right or remedy to which any Party may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

Section 9.9            Dispute Resolution.

Except as otherwise provided in this Agreement, any unresolved controversy or claim arising out of or relating to this Agreement shall be submitted to arbitration before the American Arbitration Association (the “AAA”).  The arbitration shall be conducted by three arbitrators selected by the Seller Representative and Purchaser from a list of potential arbitrators proposed by the AAA having reasonable experience in corporate finance transactions of the type provided for in this Agreement.  Each of the Seller Representative and Purchaser shall select one arbitrator, and the Seller Representative and the Purchaser shall mutually agree upon the third arbitrator.  If the Seller Representative and Purchaser cannot mutually agree on a third arbitrator within ninety (90) days after receipt of such list, the third shall be chosen by the AAA.  The arbitration shall take place in New York, New York in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof.  Each of the Parties to this Agreement consents to personal jurisdiction for any equitable action sought or for enforcement of any arbitration award in the U.S. District Court for the Southern District of New York or any court of the State of New York having subject matter jurisdiction.

Section 9.10          Time of Essence.

Each of the Parties hereto hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 9.11          Extension; Waiver.

Any Party may: (a) extend the time for the performance of any of the obligations or other acts of the other Parties; (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  No exchange of e-mail shall be effective with respect to any such extension or waiver.  The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 9.12          Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Seller or Seller Guarantor (whether by operation of law or otherwise) without the prior written consent of Purchaser.  Neither Purchaser nor Parent may assign its obligations hereunder without the prior written consent of the Seller Representative.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.13          Public Announcements.

At the Closing, the Parties shall release the public announcement annexed hereto as Exhibit F.  No other public announcement regarding the Agreement and the Transaction shall be released by the Seller Representative, any Restricted Person (including any Seller), or Seller Guarantor at or after the Closing.  After the Closing, Purchaser and Parent may issue any press releases, announcements to the employees, customers or suppliers of the Company or the Business or other releases of information related to this Agreement or the Transaction as they may deem appropriate without the consent of the Seller Representative, any Seller or any Seller Guarantor.

Section 9.14          Appointment of Seller Representative.

(a)   Each of the Sellers hereby (y) appoints Robert J. Singer as the Seller Representative hereunder, to act as such Seller’s representative and agent with respect to all matters relating to this Agreement for the period commencing on the date hereof and ending no earlier than the date on which the Second Earn-Out Payment (after being paid in accordance with Section 2.3(c)) is distributed from the Seller Account to the Sellers, and (z) empowers the Seller Representative with the authority to act on such Seller’s behalf to: (i) take any actions or exercise any rights of the Sellers under this Agreement; (ii) waive any rights of, or requirements or obligations owing to, any of the Sellers under this Agreement; (iii) consent to, agree to, or approve of any actions that require the vote, consent, agreement or approval of any of the Sellers under this Agreement; (iv) provide notice from, and receive notice on behalf of, any of the Sellers with respect to this Agreement; and (v) execute (1) the receipt required to be delivered to Purchaser on or prior to Closing as required by Section 3.2(b) and (2) each agreement with a recipient of a Transaction Payment, which agreements will be delivered to Purchaser on or prior to Closing as required by Section 3.2(w).  Purchaser and Parent may rely on and accept the acts, disclosures and communications of the Seller Representative with respect to the foregoing as though made separately by each

Seller and may rely on notices provided to the Seller Representative as a notice provided to each Seller.  Such grant of authority to the Seller Representative may be revoked by a Seller by prior written notice to Purchaser.  In addition, each Seller agrees to hold Purchaser and its Affiliates (including Parent) harmless and to not make a claim against Purchaser or any of its Affiliates (including Parent) with respect to or in connection with Purchaser’s reliance on the authorization granted to the Seller Representative hereunder.

(b)   The Seller Representative shall have the right to resign at any time by giving three (3) days’ written notice of resignation to the Purchaser and the Sellers.  In the event of the death or resignation of the Seller Representative (or his removal by the Sellers in accordance with the Seller Agreement), the Sellers shall promptly appoint (in accordance with the Seller Agreement) a substitute seller representative who, if possible, shall at the time of appointment be an employee of De Novo.  Each successor seller representative shall have all of the power, authority, rights and privileges conferred by this Agreement (and the Seller Agreement) upon the original Seller Representative, and the term “Seller Representative” as used herein shall be deemed to include any successor Seller Representative.

(c)   For purposes of this Section 9.14 “Seller Agreement” shall mean that certain Agreement Among Sellers, dated as of the date hereof, by and among Robert J. Singer, in his capacity as the Seller Representative, each of the Sellers, solely for purposes of Section 4.10 thereof, Robert A. Kindler and Mitchell Slater, and, solely for purposes of Section 1.03 thereof, De Novo and DNED.

*  *  *  *

IN WITNESS WHEREOF, each of the Parties hereto have executed this Agreement or caused this Agreement to be executed by their respective representatives thereunto duly authorized, each as of the date first written above.

EPIQ SYSTEMS HOLDINGS, LLC

By	/s/ Elizabeth Braham
Name: Elizabeth Braham
Title: EVP – Operations and CFO

EPIQ SYSTEMS, INC., solely for purposes of Articles V and IX and Sections 2.2(c), 6.1, 6.2, 6.6(a), 7.10, 8.1, 8.2, 8.4 and 8.5

By:	/s/ Elizabeth Braham
Name: Elizabeth Braham
Title: EVP – Operations and CFO

DE NOVO LEGAL LLC

By	/s/ Robert J. Singer
Name: Robert J. Singer
Title: Chief Executive Officer

AS SELLERS:

/s/ Robert J. Singer
Robert J. Singer

/s/ Philip A. Geraghty
Philip A. Geraghty

Signature Page – Membership Interest Purchase Agreement

/s/ Michael McDonald
Michael McDonald

/s/ Brad Scott
Brad Scott

PPK Holdings, LLC

By	/s/ Robert A. Kindler
Name: Robert A. Kindler
Title: Member

The Slater Group LLC

By	/s/ Mitchell Slater
Name: Mitchell Slater
Title: Manager

AS SELLER GUARANTORS

/s/ Robert A. Kindler
Robert A. Kindler

/s/ Mitchell Slater
Mitchell Slater

AS SELLER REPRESENTATIVE

/s/ Robert J. Singer
Robert J. Singer

Signature Page – Membership Interest Purchase Agreement